                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 33-91338


                             WES-TENN BANCORP, INC.

                             ---------------------

                           200 West Washington Avenue
                           Covington, Tennessee 38019
                             ---------------------

                                                                October 20, 1995

Dear Shareholder:

     You are cordially invited to attend a special meeting of the shareholders of Wes-Tenn Bancorp, Inc. in Covington, Tennessee on November 28, 1995 at 9:00 a.m. Central Time. At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger, dated as of June 16, 1995, pursuant to which Wes-Tenn Bancorp, Inc. is to merge with and into BancorpSouth, Inc., a Mississippi corporation, with BancorpSouth, Inc. being the surviving corporation. As part of the transaction, Tennessee Community Bank, a subsidiary of Wes-Tenn Bancorp, Inc., is to merge with and into Volunteer Bank, a Tennessee banking corporation and subsidiary of BancorpSouth, Inc., with Volunteer Bank being the surviving corporation. As a result of the merger with BancorpSouth, Inc., your shares of Common Stock of Wes-Tenn Bancorp, Inc. will be converted into shares of Common Stock of BancorpSouth, Inc. in accordance with the exchange ratio described in the Agreement and Plan of Merger and in the enclosed Joint Prospectus Supplement and Proxy Statement.

     Further information concerning the special meeting and the proposed mergers is set forth in the enclosed Notice of Special Meeting and Joint Prospectus Supplement and Proxy Statement. Wes-Tenn Bancorp, Inc.'s management and legal counsel and representatives of Volunteer Bank and BancorpSouth, Inc. will be in attendance at the special meeting to answer questions and to explain the proposed mergers in detail.

     Your vote on the proposed merger with BancorpSouth, Inc. is of great importance. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock of Wes-Tenn Bancorp, Inc. entitled to vote, among other conditions, is required for the approval of the proposed merger. Even if you plan to attend the special meeting, we ask that you execute and promptly return your completed proxy in the enclosed postage-paid envelope so that your vote can be recorded at the meeting. If you attend the meeting, you may withdraw your proxy and vote your shares personally.

     The Board of Directors of Wes-Tenn Bancorp, Inc. has considered and approved the proposed merger with BancorpSouth, Inc., and unanimously recommends that shareholders vote FOR approval of the merger.

                                        Very truly yours,


                                        Charles M. Ennis
                                        President and Chief Executive Officer

                             WES-TENN BANCORP, INC.

                             ---------------------

                           200 West Washington Avenue
                           Covington, Tennessee 38019
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD NOVEMBER 28, 1995
                             ---------------------

     A special meeting of the shareholders of Wes-Tenn Bancorp, Inc. is to be held at the offices of Wes-Tenn Bancorp, Inc. at 200 West Washington Avenue, Covington, Tennessee on November 28, 1995 at 9:00 a.m. Central Time, for the following purposes:

          (1) To consider and vote upon an Agreement and Plan of Merger, dated as of June 16, 1995, which provides for, among other things, the merger of Wes-Tenn Bancorp, Inc. with and into BancorpSouth, Inc., a Mississippi corporation and a registered bank holding company, with BancorpSouth, Inc. being the surviving corporation; and

          (2) To transact such other business as may properly come before the special meeting or any adjournment thereof.

     Only shareholders of record of Wes-Tenn Bancorp, Inc. at the close of business on October 1, 1995 are entitled to notice of and to vote at the special meeting. In the event that there are insufficient shares represented to approve the proposed merger at the special meeting, such meeting may be adjourned to permit further solicitation.

     The Tennessee Business Corporation Act provides that holders of shares of Wes-Tenn Common Stock outstanding at the time of the special meeting who do not vote in favor of the Agreement and Plan of Merger and who otherwise comply with certain notice and other requirements set forth in Tennessee Code Annotated sec.sec. 48-23-101 et seq., a copy of which is included as Annex A to the enclosed Joint Prospectus Supplement and Proxy Statement, will have the right to dissent and to be paid cash for the fair value of their shares. Any shareholder of Wes-Tenn Bancorp, Inc. dissenting from the proposed merger and desiring to receive the appraised fair value of such shareholder's shares must file with the Secretary of Wes-Tenn Bancorp, Inc. prior to or at the special meeting a written objection to the proposed merger, stating that the shareholder intends to dissent in the event that the proposed merger is effected. For a detailed discussion of the procedures required to exercise these rights, see "The Special Meeting-Dissenters' Rights" and Annex A in the enclosed Joint Prospectus Supplement and Proxy Statement.

     Even if you plan to attend the special meeting, we ask that you execute and promptly return your completed proxy in the enclosed postage-paid envelope so that your vote can be recorded at the meeting. If you attend the meeting, you may withdraw your proxy and vote your shares personally.

                                        By Order of the Board of Directors,


                                        Janeice Frisbee
                                        Secretary

Covington, Tennessee
October 20, 1995

JOINT PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 9, 1995)
AND PROXY STATEMENT

                                1,586,096 SHARES

                               BANCORPSOUTH, INC.

                                  COMMON STOCK
                             ---------------------

     This Joint Prospectus Supplement and Proxy Statement ("Supplement/Proxy Statement") relates to the issuance of up to an aggregate of 1,586,096 shares of Common Stock, $2.50 par value per share (the "BancorpSouth Common Stock"), of BancorpSouth, Inc. (the "Company"), a Mississippi corporation, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and a savings and loan holding company registered under the Savings and Loan Holding Company Act, as amended (the "SLHCA"), to the shareholders of WesTenn Bancorp, Inc. ("Wes-Tenn"), a bank holding company registered under the BHCA, in connection with an Agreement and Plan of Merger, dated as of June 16, 1995 (the "Merger Agreement"), described herein and separately furnished with this Supplement/Proxy Statement. Pursuant to the Merger Agreement, Wes-Tenn is to be merged with and into the Company (the "Merger"), Tennessee Community Bank ("TCB"), a Tennessee banking corporation and wholly-owned subsidiary of Wes-Tenn, is to merge with and into Volunteer Bank ("Volunteer"), a Tennessee banking corporation and wholly-owned subsidiary of the Company, and the separate existence of Wes-Tenn and TCB will end. Each outstanding share of Common Stock of Wes-Tenn, $1 par value per share (the "Wes-Tenn Common Stock"), is to be converted into 0.6296 shares of BancorpSouth Common Stock (subject to adjustment as described below) as described in the Merger Agreement and herein.

     The outstanding shares of BancorpSouth Common Stock are, and the shares offered hereby will be, included for quotation on The Nasdaq Stock Market National Market ("Nasdaq"). The last reported sale price of BancorpSouth Common Stock on Nasdaq on October 11, 1995 was $42 per share.

     This Supplement/Proxy Statement also serves as the proxy statement of WesTenn with respect to a special meeting of the shareholders of Wes-Tenn to be held at 9:00 a.m. Central Time on November 28, 1995, at 200 West Washington Avenue, Covington, Tennessee, or any adjournment thereof, to consider and vote upon the transactions described in the Merger Agreement (the "Special Meeting"). All information contained in this Supplement/Proxy Statement related to the Company and its subsidiaries has been supplied by the Company and all information relating to Wes-Tenn and its subsidiaries has been supplied by Wes-Tenn. This Supplement/Proxy Statement and the accompanying proxy card are first being mailed to shareholders of Wes-Tenn on or about October 20, 1995.
                            ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS SUPPLEMENT/PROXY STATEMENT. ANY REPRESENTA-
                TION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

     SHARES OF BANCORPSOUTH COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT ARE NOT A SAVINGS OR DEPOSIT ACCOUNT AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                             ---------------------

       THE DATE OF THIS SUPPLEMENT/PROXY STATEMENT IS SEPTEMBER 20, 1995.

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-4

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-4

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-5

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-13

THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
       Matters to Be Considered at the Special Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
       Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
       Shares Entitled to Vote; Quorum  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
       Voting and Revocability of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
       Solicitation of Proxies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-19
       Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-19

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-21
       General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-21
       Background of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-21
       Reasons for the Merger; Recommendation of the Board of Directors . . . . . . . . . . . . . . . . . . . . . .  S-24
       Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-26
       Regulatory Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33
       Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33
       Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33
       Certain Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-34
       Resale Restrictions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-35
       Comparison of Rights of Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-36
       Stock Option Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-36

THE MERGER AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-37
       The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-37
       Exchange Procedures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-37
       Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-38
       Conduct of Business Pending the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-39
       Conditions to Consummation of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-39
       Employment of Wes-Tenn Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-40
       Filing for Regulatory Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-41
       Amendment of the Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-41
       Termination of the Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-41

DESCRIPTION OF WES-TENN COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-42
       Voting Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-42
       Beneficial Ownership . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-42

WES-TENN MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-43

COMPARISON OF RIGHTS OF SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-45
       Voting Rights; Cumulative Voting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-45
       Change of Control  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-45
       Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-47
       Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-47
       Indemnification of Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-47

       Permitted Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-48
       Rights of Shareholders to Call Special Meetings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-48

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-49

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-49

Annex A -- Provisions of T.C.A. Section Section 48-23-101 et seq. relating to dissenters' rights . . . . . . . . .    A-1

Annex B -- Fairness Opinion of Mercer Capital Management, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . .   B-1

                                 ______________


       No person has been authorized to give any information or to make any representations other than those contained in this Supplement/Proxy Statement in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Supplement/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of BancorpSouth Common Stock offered hereby or an offer to sell or a solicitation of an offer to buy such shares to any person, or the solicitation of a proxy from any person, in any jurisdiction in which such offer, solicitation of an offer or proxy solicitation is unlawful. The delivery of this Supplement/Proxy Statement at any time does not imply that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

       The Company and Wes-Tenn are reporting companies subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company and Wes-Tenn with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York, 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

       The Company has filed with the Commission a Post-Effective Amendment (the "Amendment") to a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. This Supplement/Proxy Statement, which forms a part of the Amendment, does not contain all the information set forth in the Amendment or the Registration Statement and the exhibits thereto. Certain items have been omitted in accordance with the Commission's rules and regulations. For further information with respect to the Company, Wes-Tenn and the securities offered hereby, reference is made to the Registration Statement, including all amendments thereto and the exhibits filed as a part thereof.

       Wes-Tenn's 1994 Annual Report to Shareholders, Annual Report on Form 10-K for the year ended December 31, 1994, Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as well as the Merger Agreement, excluding exhibits and schedules, are being separately furnished to each shareholder of Wes-Tenn concurrently with this Supplement/Proxy Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

       Wes-Tenn's 1994 Annual Report to Shareholders, Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 are being separately furnished concurrently with this Supplement/Proxy Statement and, except with respect to the portions of Wes-Tenn's 1994 Annual Report to Shareholders other than Wes-Tenn's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operations, are incorporated herein by reference. The Company's Annual Report on Form 10-K for the year ended December 31, 1994, Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, Current Report on Form 8-K filed on June 22, 1995 and Current Report on Form 8-K filed on July 14, 1995 are incorporated herein by reference.

       All documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Supplement/Proxy Statement and prior to the Special Meeting shall be deemed to be incorporated by reference into this Supplement/Proxy Statement. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference in this Supplement/Proxy Statement shall be deemed to be modified or superseded for purposes of this Supplement/Proxy Statement to the extent that a statement contained in this Supplement/Proxy Statement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Supplement/Proxy Statement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement/Proxy Statement.

       THIS SUPPLEMENT/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF THESE DOCUMENTS IS AVAILABLE UPON REQUEST FROM CATHY M. ROBERTSON, CORPORATE SECRETARY, BANCORPSOUTH, INC., ONE MISSISSIPPI PLAZA, TUPELO, MISSISSIPPI 38801, (601) 680-2000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY NOVEMBER 20, 1995.

                                    SUMMARY

       The following summary of certain information contained elsewhere in this Supplement/Proxy Statement does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference herein. Unless the context otherwise requires, all references to the "Company" include BancorpSouth, Inc. and its wholly-owned subsidiaries. Unless the context otherwise requires, all references to "Wes-Tenn" include Wes-Tenn Bancorp, Inc. and its direct and indirect wholly-owned subsidiaries.

                       PARTIES TO THE MERGER TRANSACTION

BANCORPSOUTH, INC.; VOLUNTEER BANK

       The Company was incorporated in February 1982 in the State of Mississippi, and is a bank holding company registered under the BHCA and a savings and loan holding company registered under the SLHCA. The Company owns all of the outstanding capital stock of Volunteer, a Tennessee banking corporation with its principal office located in Jackson, Tennessee and 14 branch offices located in west Tennessee; Bank of Mississippi, a Mississippi banking corporation with its principal office located in Tupelo, Mississippi and 84 branch offices located across the State of Mississippi; and Laurel Federal Savings and Loan Association, a federally chartered savings and loan association with its principal office located in Laurel, Mississippi and seven branch offices located in west Mississippi. The principal executive offices of the Company are located at One Mississippi Plaza, Tupelo, Mississippi 38801, and its telephone number is (601) 680-2000.

       Effective as of July 31, 1995, First Federal Bank for Savings ("First Federal"), a federally chartered savings bank located in Starkville, Mississippi, merged with and into Bank of Mississippi in exchange for shares of BancorpSouth Common Stock. First Federal was chartered in 1934 as a federal savings and loan association, converted to a mutual savings bank in 1988 and converted to a stock savings bank in October 1993. First Federal operated from a single office located in Starkville, Mississippi and at June 30, 1995 had total assets of approximately $25 million and total deposits of approximately $22 million. The Company accounted for the merger with First Federal as a pooling of interests.

       Effective as of September 1, 1995, Volunteer acquired substantially all of the assets, and assumed certain liabilities, of Shelby Bank, a Tennessee banking corporation, in exchange for shares of BancorpSouth Common Stock. Shelby Bank operated a general commercial banking business at a single office located in Bartlett, Shelby County, Tennessee and at June 30, 1995 had assets of approximately $25.8 million.

WES-TENN BANCORP, INC.; TENNESSEE COMMUNITY BANK

       Wes-Tenn was incorporated in February 1987 in the State of Tennessee and is a bank holding company registered under the BHCA. Wes-Tenn owns all of the outstanding capital stock of TCB, a Tennessee banking corporation which operates a general commercial banking business through its principal office in Covington, Tennessee and 14 branch offices located in west Tennessee. The principal executive offices of Wes-Tenn are located at 200 West Washington Avenue, Covington, Tennessee 38019 and its telephone number is (901) 476-7166.

       Effective as of April 3, 1995, West Tennessee Financial Corporation ("WTFC"), a Tennessee corporation and bank holding company, merged with and into Wes-Tenn in exchange for shares of Wes-Tenn Common Stock. WTFC owned all of the capital stock of Community Bank of West Tennessee, a Tennessee banking corporation ("CBWT"), which simultaneously merged with and into TCB. CBWT operated a general commercial banking business in two locations in southwest Tennessee and at March 31, 1995 had total assets of approximately $38 million. Wes-Tenn accounted for the merger with WTFC as a purchase, with approximately $1 million of consideration paid in excess of fair value of net assets acquired in the merger recorded as goodwill.

       Effective as of April 17, 1995, Wes-Tenn effected a four-for-one stock split of Wes-Tenn Common Stock. For additional information concerning Wes-Tenn, see Wes-Tenn's 1994 Annual Report to Shareholders, Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, which accompany this Supplement/Proxy Statement.

                                   THE MERGER

       If the Merger Agreement is approved by the shareholders of Wes-Tenn and certain other conditions are satisfied: (i) Wes-Tenn will merge with and into the Company; (ii) TCB will merge with and into Volunteer; (iii) the Wes-Tenn Common Stock will be converted into BancorpSouth Common Stock in accordance with the Exchange Ratio, as defined below; and (iv) the separate existence of Wes-Tenn and TCB will cease.

       The Merger Agreement contains various representations and warranties by the Company and Wes-Tenn, and the obligations of such parties are subject to certain conditions. See "The Merger Agreement."

CONVERSION OF WES-TENN COMMON STOCK

       Upon effectiveness of the Merger, each share of Wes-Tenn Common Stock, other than shares held by dissenting shareholders, will be converted into, and become exchangeable for, 0.6296 shares of BancorpSouth Common Stock, subject to adjustment as discussed below (the "Exchange Ratio"), and cash in lieu of the issuance of fractional shares of BancorpSouth Common Stock (together, the "Merger Consideration"). The Exchange Ratio was determined through arm's-length negotiations between the management of the Company and management of Wes-Tenn. The Exchange Ratio may be adjusted in the event of a change in the price per share of BancorpSouth Common Stock, pursuant to the terms of the Merger Agreement. There can be no assurance that the price per share of BancorpSouth Common Stock will not change prior to consummation of the Merger.

       The Exchange Ratio is to be adjusted in the event that the average of the high "bid" and low "ask" prices per shares of BancorpSouth Common Stock for each of the 20 trading days immediately preceding the consummation of the Merger (the "Recalculated Price") is less than $32.8738 or more than $44.4763. If the Recalculated Price is less than $32.8738, Wes-Tenn may terminate the Merger Agreement unless the Company agrees to recalculate the Exchange Ratio as set forth in the Merger Agreement and as described herein under "The Merger -- Fairness Opinion." If the Recalculated Price is greater than $44.4763, the Company may terminate the Merger Agreement unless Wes-Tenn agrees to recalculate the Exchange Ratio as set forth in the Merger Agreement and as described herein under "The Merger -- Fairness Opinion."

SPECIAL MEETING OF SHAREHOLDERS OF WES-TENN; RECORD DATE

       The Special Meeting will be held on November 28, 1995 at 9:00 a.m. Central Time at the offices of Wes-Tenn at 200 West Washington Avenue, Covington, Tennessee. The purpose of the Special Meeting is to consider and vote upon the Merger Agreement and any other matters that may be properly brought before the shareholders of Wes-Tenn at the Special Meeting. Only holders of record of shares of Wes-Tenn Common Stock at the close of business on October 1, 1995 will be entitled to receive notice of and to vote at the Special Meeting.

VOTE REQUIRED; RECOMMENDATION OF THE BOARD OF DIRECTORS

       Consummation of the Merger will require the affirmative vote of the holders of a majority of the outstanding shares of Wes-Tenn Common Stock. Each share of Wes-Tenn Common Stock is entitled to one vote. At September 8, 1995, Wes-Tenn's directors, executive officers and affiliates beneficially owned 383,672 shares of Wes-Tenn Common Stock, or approximately 15.23% of the then outstanding shares of Wes-Tenn Common Stock. The directors and executive officers of Wes-Tenn have indicated that they intend to vote their shares of Wes-Tenn Common Stock for approval and adoption of the Merger Agreement. See "Special Meeting -- Vote Required."

       THE WES-TENN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS BEING IN THE BEST INTERESTS OF THE WES-TENN SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE WES-TENN SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

       The vote of the holders of BancorpSouth Common Stock is not required to approve the Merger.

BACKGROUND OF AND REASONS FOR THE MERGER

       On April 12, 1995, representatives of Volunteer met with representatives of Wes-Tenn to discuss a possible business combination proposed by Volunteer. Michael W. Weeks, the Chairman of the Board and Chief Executive Officer of Volunteer, described the Company's operations in Mississippi and Tennessee.
Mr. Weeks presented a financial analysis of a combined entity of the Company and Wes-Tenn, based upon a merger consideration of approximately two times Wes-Tenn's book value. On April 20, 1995, representatives of the Company and Wes-Tenn met to discuss the Company's strategy and banking philosophy and Wes-Tenn's potential role in such strategy, the amount of merger consideration proposed by the Company and other matters related to the proposed merger. During the three-week period following this meeting, representatives of the Company and Wes-Tenn engaged in a series of telephone conversations to discuss the proposed merger. On May 9, 1995, the Planning Committee reported to the Wes-Tenn Board of Directors the substance of its discussions with representatives of the Company. On May 19, 1995, members of the Wes-Tenn Planning Committee met with its legal counsel and representatives of an investment banking firm to review publicly available information compiled by the investment banking firm, which showed that the Company compared favorably to nine other bank holding companies operating in the southeastern or midsouth United States with respect to such factors as earnings per share, dividend yield, asset quality, stock performance, stock price to earnings and book value ratios and capital ratios. The information also included a summary of published price to earnings, price to book value and premium to core deposits multiples for acquisitions in Tennessee, the southeastern United States and nationwide. The book value multiple resulting from the merger consideration proposed by the Company significantly exceeded the median of the published price to book value multiples.

       On May 25, 1995, Wes-Tenn's Planning Committee and representatives of the Company met to discuss the details of the proposed business combination, following which the Wes-Tenn Board of Directors authorized the Planning Committee to proceed with the discussions. On June 1, 1995, counsel to the Company delivered an initial draft of the Merger Agreement to Wes-Tenn and its counsel. The Planning Committee met with its counsel on June 3 and June 4, 1995 to discuss the draft Merger Agreement and to develop comments and responses to such agreement. On June 5, 1995, the Planning Committee and representatives of the Company, and their respective legal advisors, met to negotiate the terms of the proposed Merger Agreement. On June 7, 1995, counsel to the Company distributed a due diligence request and a confidentiality agreement to Wes-Tenn, which was executed by the Company and Wes-Tenn on June 9, 1995. On June 10, 1995, the Wes-Tenn Board of Directors met with its counsel and discussed a revised draft of the agreement. From June 13-16, 1995, representatives of the Company and Wes-Tenn each conducted a due diligence review and continued to negotiate the final terms of the Merger Agreement. On June 14, 1995, the Wes-Tenn Board of Directors met to review further the revised agreement and to hear from its counsel and management the results of a due diligence review of the Company. On June 15, 1995, the Wes-Tenn Board of Directors met with its legal counsel and unanimously approved the Merger Agreement, which was executed by the parties on June 16, 1995. On June 28, 1995, the Company's Board of Directors ratified the execution of the Merger Agreement and authorized preparation of this Supplement/Proxy Statement.

       In reaching its determination that the Merger and the Merger Agreement are fair to, and in the best interest of, Wes-Tenn and its shareholders, the Wes-Tenn Board of Directors considered a number of factors, including, without limitation, that (i) the proposed Merger Consideration exceeded the minimum amount that management of Wes-Tenn considered necessary in order to consider a possible acquisition of Wes-Tenn, and the price to book value multiple of approximately 2.05 resulting from the proposed Merger Consideration generally significantly exceeded the median book value multiple of other acquisitions in

Tennessee, the southeastern United States and nationwide, (ii) consummation of the Merger is conditioned on the receipt by Wes-Tenn of a fairness opinion,
(iii) the Company's financial and stock performance compared favorably with other bank holding companies in the region, (iv) the Merger would allow Wes-Tenn shareholders to become shareholders in a well-capitalized institution, whose stock is traded on Nasdaq with sufficient trading volume to provide liquidity for Wes-Tenn shareholders and whose recent earnings and dividend payments have been strong; (v) the Company offers an opportunity for more rapid growth than Wes-Tenn, and as the Company grows, the price to book value multiple of BancorpSouth Common Stock would likely improve to approximate that of larger bank holding companies in the southeastern United States and the Company would likely increase its level of institutional shareholders, (vi) the Merger would create one of the largest banks in the west Tennessee area and would allow Volunteer to significantly increase its market area, which overlaps with TCB's market area in only two counties, thereby limiting anti-trust concerns and likely making Wes-Tenn more valuable to the Company than other potential acquirors, (vii) Volunteer had expressed interest in retaining Wes-Tenn's senior management and including directors of Wes-Tenn on the Volunteer Board of Directors, (viii) the Merger would generally be a tax-free transaction for Wes-Tenn and its shareholders, and (ix) the Merger presented a more attractive alternative than remaining independent and growing internally, remaining independent for a period of time and then selling Wes-Tenn, and remaining independent and growing through future acquisitions.

       See "The Merger -- Background of the Merger" and "The Merger -- Reasons for the Merger; Recommendation of the Board of Directors."

FAIRNESS OPINION

       Mercer Capital Management, Inc. ("Mercer Capital"), a valuation advisory firm headquartered in Memphis, Tennessee, was retained by Wes-Tenn on August 14, 1995, after the Merger Agreement had been executed and delivered, to render a formal written opinion addressed to the Board of Directors of Wes-Tenn as to the fairness from a financial point of view of the terms of the Merger to the shareholders of Wes-Tenn (the "Fairness Opinion"). On September 8, 1995, Mercer Capital rendered the Fairness Opinion, which is attached hereto as Annex
B.  See "The Merger -- Fairness Opinion."

SHAREHOLDERS' RIGHTS OF APPRAISAL

       The Tennessee Business Corporation Act provides that holders of shares of Wes-Tenn Common Stock outstanding at the time of the Special Meeting who do not vote in favor of the Merger Agreement and who otherwise comply with certain notice and other requirements set forth in Sections 48-23-101 et seq. of the Tennessee Code Annotated will have the right to dissent and to be paid cash for the fair value of their shares. See "The Special Meeting -- Dissenters' Rights" and Annex A hereto.

       If a shareholder of Wes-Tenn elects to exercise such shareholder's right to dissent from the Merger and demand payment of the fair or appraised value of such shareholder's shares of Wes-Tenn Common Stock, such shareholder must satisfy both of the following conditions, as well as the other applicable procedural requirements: (i) the shareholder must deliver to Wes-Tenn prior to the Special Meeting a written notice of intent to demand payment for such shareholder's shares, and (ii) the shareholder may not vote his or her shares in favor of the Merger. Written notices should be submitted to Janeice Frisbee, Secretary, Wes-Tenn Bancorp, Inc., 200 West Washington Avenue, Covington, Tennessee 38019. A proxy or vote against the Merger without prior delivery of a written notice of intent to demand payment is not sufficient to satisfy the notice requirements of the statute.

       A condition to the parties' obligations under the Merger Agreement is that the amount of cash consideration payable by the Company to shareholders of Wes-Tenn shall not exceed 9.9% of the total consideration in the Merger or such lesser amount required for the Merger to qualify as a pooling of interests.

       Holders of BancorpSouth Common Stock are not entitled to dissenters' rights with respect to the Merger.

CONDITIONS; REGULATORY APPROVALS

       Consummation of the Merger is subject to certain conditions, including the approval of Wes-Tenn shareholders and the receipt of applicable regulatory approvals or consents, including those of the Federal Deposit Insurance Corporation (the "FDIC") and the Tennessee Department of Financial Institutions (the "TDFI"). The Company filed an application with the FDIC on August 18, 1995. Following receipt of the anticipated FDIC approval of the application, the United States Department of Justice would have an additional 15 calendar days to submit any adverse comments with regard to the Merger relating to competitive factors. Such approval is expected to be obtained and the waiting period to have expired by November 30, 1995. On October 13, 1995, the TDFI approved an application filed by the Company with respect to the Merger. See "The Merger -- Regulatory Approvals" and "The Merger Agreement -- Conditions to Consummation of the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

       At October 1, 1995, the directors and executive officers of Wes-Tenn beneficially owned an aggregate of 383,672 shares of Wes-Tenn Common Stock and, based upon an Exchange Ratio of 0.6296 and assuming such shares are owned upon effectiveness of the Merger, would receive an aggregate of approximately 241,560 shares of BancorpSouth Common Stock upon consummation of the Merger. See "The Merger -- Interests of Certain Persons in the Merger" and "Description of Wes-Tenn Common Stock -- Beneficial Ownership."

       Pursuant to the Merger Agreement, the Company has agreed to increase the number of directors on Volunteer's Board of Directors by up to eight persons. The Company, as the sole shareholder of Volunteer, will have these additional Volunteer directorships filled by the election of members of the Wes-Tenn Board of Directors serving as of the consummation of the Merger. The Company has also agreed to nominate, following consummation of the Merger, a member of the Wes-Tenn Board of Directors, chosen by the Company after consultation with the Wes-Tenn Board of Directors, for a seat on the Board of Directors of the Company. See "Wes-Tenn Management."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

       Consummation of the Merger is conditioned upon the receipt by Wes-Tenn of an opinion of KPMG Peat Marwick LLP, independent certified public accountants, to the effect that, for federal income tax purposes, the Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The opinion of KPMG Peat Marwick LLP will not be binding on the Internal Revenue Service or any court. If the Merger was determined not to qualify as a "reorganization" under
Section 368(a) of the Code, the Merger would be treated as a taxable sale of assets by Wes-Tenn followed by the liquidation of Wes-Tenn. A shareholder of Wes-Tenn who receives cash in lieu of a fractional share of BancorpSouth Common Stock in the Merger will recognize gain (or loss) as if the fractional share had been received and then redeemed for the cash. The amount of gain or loss will equal the difference between the amount of cash and the shareholder's basis in the fractional share interest. In such event, any gain or loss recognized will be capital gain (or loss) if the shares of Wes-Tenn Common Stock are held by such shareholder as a capital asset at the Effective Time. The receipt of cash for shares of Wes-Tenn Common Stock as a result of the exercise of dissenters' rights will be taxable as a redemption of those shares for the cash. Any shareholder considering the exercise of dissenters' rights should consult his or her tax advisor regarding the tax consequences of exercising dissenters' rights. See "The Merger -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

       The Company intends to account for the Merger as a pooling of interests. A condition to the performance by each of the parties under the Merger Agreement is the receipt of an opinion of KPMG Peat Marwick LLP that the Merger will qualify as a pooling of interests and that the amount of cash consideration payable by the Company to shareholders of Wes-Tenn shall not exceed 9.9% of the total consideration in the Merger or such lesser amount required for the Merger to qualify as a pooling of interests.

RESALE RESTRICTIONS

       Shares of BancorpSouth Common Stock received by the shareholders of Wes-Tenn in the Merger will be freely transferable, except that shares of BancorpSouth Common Stock received by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act) of Wes-Tenn at the time of the Special Meeting may be re-sold by them only in certain permitted circumstances. Wes-Tenn has agreed to use its best efforts to cause each of its affiliates to deliver to the Company a written agreement providing that such person will not sell, pledge, transfer, or otherwise dispose of the shares of Wes-Tenn Common Stock held by such person except as contemplated by the Merger Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of BancorpSouth Common Stock to be received by such person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of the Company and Wes-Tenn have been published. Shares of BancorpSouth Common Stock issued to affiliates of Wes-Tenn in exchange for Wes-Tenn Common Stock will not be transferable until such time as financial results covering at least 30 days of combined operations of the Company and Wes-Tenn have been published, regardless of whether each such affiliate has provided the written agreement to the Company. This Supplement/Proxy Statement is not intended to be used in connection with the resale of BancorpSouth Common Stock by such affiliates.
See "The Merger -- Resale Restrictions."

STOCK OPTION AGREEMENT

       In conjunction with, and in furtherance of, the execution of the Merger Agreement, the Company and Wes-Tenn entered into a stock option agreement (the "Stock Option Agreement") whereby the Company was granted an irrevocable option (the "Option") to purchase up to 472,441 shares of Wes-Tenn Common Stock at a cash purchase price of $18 per share. The Option may be exercised by the Company, in whole or in part, at any time or from time to time, on or before the earlier to occur of (i) the consummation of the Merger or (ii) 12 months after the first occurrence, without prior written consent of the Company, of
(A) Wes-Tenn or TCB entering into, or the Wes-Tenn Board of Directors recommending that Wes-Tenn shareholders approve, an agreement to engage in a merger, consolidation or similar transaction, a purchase, lease or other acquisition of more than 5% of the assets of Wes-Tenn or TCB, or a purchase or other acquisition of securities representing 5% or more of the voting power of Wes-Tenn or TCB (each, an "Acquisition Transaction") with any person or entity other than the Company, or (B) any person or entity other than the Company acquiring beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Wes-Tenn Common Stock. In the event that an Acquisition Transaction with Wes-Tenn is consummated by a party other than the Company, the Company may elect, in lieu of exercise of the Option, to receive $3 million in cash. The Company may also elect to receive a lesser amount of cash that may be paid by Wes-Tenn without obtaining prior regulatory approval and to exercise the Option as to a pro rata number of shares of Wes-Tenn Common Stock subject to the Option, based on the amount of cash payment to the Company. The Stock Option Agreement could make an Acquisition Transaction involving Wes-Tenn more costly to effect because of the $3 million cash payment provision or the necessity of acquiring shares of Wes-Tenn Common Stock acquired by the Company under the Option.

                            COMPARATIVE MARKET DATA

      The BancorpSouth Common Stock has been traded on Nasdaq under the symbol "BOMS" since 1985. At October 1, 1995, there were approximately 6,185 shareholders of record of the BancorpSouth Common Stock.

      At October 1, 1995, there were approximately 701 shareholders of record of the Wes-Tenn Common Stock. Wes-Tenn Common Stock is not listed, traded or quoted on any securities exchange or in the over-the-counter market, and no dealer makes a market in the Wes-Tenn Common Stock, although isolated transactions between individuals occur from time to time. In order to provide some liquidity in the Wes-Tenn Common Stock, Wes-Tenn has from time to time redeemed shares of Common Stock from shareholders who wish to sell their shares. In February 1993, Wes-Tenn redeemed 84,772 shares of Wes-Tenn Common Stock at $8.50 per share and 12,360 warrants at $2 per warrant. In September 1993, Wes-Tenn redeemed 29,760 shares at $9.625 per share. During the fourth quarter of 1994, Wes-Tenn redeemed 61,380 shares at $13.75 per share and 63,492 warrants at $7.625 per warrant. To the knowledge of Wes-Tenn's management, the most recent transaction with respect to Wes-Tenn Common Stock was effected at $25 per share on October 11, 1995. These amounts have been adjusted to give effect to a four-for-one stock split of Wes-Tenn Common Stock on April 17, 1995.

      At June 15, 1995, the date immediately preceding the public announcement of the proposed Merger, the closing price per share as reported on Nasdaq for the BancorpSouth Common Stock was $39.50. On October 11, 1995, the closing price per share of BancorpSouth Common Stock was $42.

      The table below sets forth, for the periods indicated, the range of closing sales prices as reported on Nasdaq for the BancorpSouth Common Stock.

                                                                             BANCORPSOUTH
                                                                            COMMON STOCK(1)
                                                                            ---------------

                                                                         HIGH            LOW
                                                                         ----            ---
                  1995
                  First Quarter . . . . . . . . . . . . . . . . . . .   $36.50          $32.25
                  Second Quarter  . . . . . . . . . . . . . . . . . .    40.00           36.00
                  Third Quarter . . . . . . . . . . . . . . . . . . .    41.75           38.75
                  Fourth Quarter (through October 11, 1995) . . . . .    43.00           40.50

                  1994
                  First Quarter . . . . . . . . . . . . . . . . . . .   $33.00          $29.00
                  Second Quarter  . . . . . . . . . . . . . . . . . .    33.25           29.00
                  Third Quarter   . . . . . . . . . . . . . . . . . .    36.25           34.00
                  Fourth Quarter  . . . . . . . . . . . . . . . . . .    34.75           31.00

                  1993
                  First Quarter . . . . . . . . . . . . . . . . . . .   $31.96          $29.57
                  Second Quarter  . . . . . . . . . . . . . . . . . .    35.00           31.09
                  Third Quarter   . . . . . . . . . . . . . . . . . .    34.78           31.63
                  Fourth Quarter  . . . . . . . . . . . . . . . . . .    36.96           31.00

                  1992
                  First Quarter . . . . . . . . . . . . . . . . . . .   $27.17          $23.26
                  Second Quarter  . . . . . . . . . . . . . . . . . .    27.83           25.65
                  Third Quarter   . . . . . . . . . . . . . . . . . .    27.83           23.91
                  Fourth Quarter  . . . . . . . . . . . . . . . . . .    31.09           26.09

______________________
(1) All share prices for BancorpSouth Common Stock have been adjusted to give effect to a 15% stock dividend paid on December 1, 1993 to all shareholders of record on November 15, 1993.

                           COMPARATIVE PER SHARE DATA

      The following table presents selected comparative unaudited per share data (i) of each of the Company and Wes-Tenn on an historical basis, (ii) for the Company and Wes-Tenn on a pro forma basis, (iii) for the Company, Wes-Tenn and other pending acquisitions on a pro forma basis, (iv) for Wes-Tenn on a pro forma equivalent basis; and (v) for Wes-Tenn and other pending acquisitions on a pro forma equivalent basis.


 BOOK VALUE PER SHARE:                                               December 31, 1994             JUNE 30, 1995
                                                                ---------------------------     -------------------
 The Company historical (1)  . . . . . . . . . . . . . . .                $25.71                       $27.01
 Wes-Tenn historical (2) . . . . . . . . . . . . . . . . .                 11.51                        12.35
 The Company and Wes-Tenn pro forma (3)  . . . . . . . . .                 24.57                        25.87
 The Company, Wes-Tenn and other pending acquisitions
    pro forma (4)  . . . . . . . . . . . . . . . . . . . .                 24.67                        25.96
 Wes-Tenn pro forma equivalent (5) . . . . . . . . . . . .                 15.47                        16.29
 Wes-Tenn and other pending acquisitions pro forma
    equivalent (6) . . . . . . . . . . . . . . . . . . . .                 15.53                        16.34

 NET INCOME PER SHARE (7):                                                                           SIX MONTHS
                                                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                              ----------------------------       ------------------
                                                              1992        1993       1994               1995
                                                              ----        ----       ----               ----
 The Company historical (1)  . . . . . . . . . . . . . . .    $2.32       2.95       $3.00              $1.71
 Wes-Tenn historical (2) (8) . . . . . . . . . . . . . . .     1.29       1.59        1.38               0.66
 The Company and Wes-Tenn pro forma (3)  . . . . . . . . .     2.25       2.88        2.88               1.60
 The Company, Wes-Tenn and other pending acquisitions
    pro forma (4)  . . . . . . . . . . . . . . . . . . . .     2.18       2.82        2.85               1.59
 Wes-Tenn pro forma equivalent (5) . . . . . . . . . . . .     1.42       1.81        1.81               1.01
 Wes-Tenn and other pending acquisitions pro forma
    equivalent (6) . . . . . . . . . . . . . . . . . . . .     1.37       1.78        1.79               1.00

 CASH DIVIDENDS PER SHARE:                                                                          SIX MONTHS
                                                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                              -----------------------------     -------------------
                                                              1992       1993        1994               1995
                                                              ----       ----        ----               ----
 The Company historical  . . . . . . . . . . . . . . . . .    $1.02      $1.08       $1.11              $0.60
 Wes-Tenn historical (2) . . . . . . . . . . . . . . . . .     0.26       0.32        0.37               0.19
 The Company and Wes-Tenn pro forma (3)  . . . . . . . . .     1.02       1.08        1.11               0.60
 The Company, Wes-Tenn and other pending acquisitions
    pro forma (4)  . . . . . . . . . . . . . . . . . . . .     1.02       1.08        1.11               0.60
 Wes-Tenn pro forma equivalent (5) . . . . . . . . . . . .     0.64       0.68        0.70               0.38
 Wes-Tenn and other pending acquisitions pro forma
    equivalent (6) . . . . . . . . . . . . . . . . . . . .     0.64       0.68        0.70               0.38

_______________________________
(1) Presented as if the merger of LF Bancorp, Inc. with and into the Company as of March 31, 1995 (the "LF Bancorp Merger") had been effective throughout the periods presented and assumes LF Bancorp's conversion from mutual to stock ownership occurred on January 1, 1992.
(2) Effective as of April 17, 1995, Wes-Tenn effected a four-for-one stock split of Wes-Tenn Common Stock. The per share data have been adjusted for all periods presented to give effect to the stock split.
(3) Presented as if the Merger had been effective throughout the periods presented.
(4) Presented as if the Merger and other pending acquisitions had been effective through the periods presented.
(5) Calculated by multiplying the Company and Wes-Tenn's pro forma value by the quotient calculated by dividing the number of shares of BancorpSouth Common Stock issuable under the Merger Agreement by the number of shares of Wes-Tenn Common Stock outstanding as of the end of the period.
(6) Calculated by multiplying the Company, Wes-Tenn and other pending acquisitions' pro forma value by the quotient described in Note (6) above.
(7) Reflects net income per share before accounting change and extraordinary item.
(8) Presented as if the merger of WTFC with and into Wes-Tenn had been effective throughout the periods presented.

                            SELECTED FINANCIAL DATA
  The following tables set forth for the Company and Wes-Tenn certain historical consolidated financial information, and for the Company, certain unaudited pro forma condensed consolidated financial information. The financial information set forth below is derived from, and should be read in conjunction with, the respective consolidated financial statements, and the notes thereto, of the Company and of Wes-Tenn which have been incorporated herein by reference. The unaudited historical financial data for the six months ended June 30, 1994 and 1995 have been derived from the unaudited financial statements of the Company, which have been restated for the LF Bancorp Merger, which was accounted for as a pooling of interests, and of Wes-Tenn. The historical consolidated financial information for the years ended December 31, 1990, 1991, 1992, 1993 and 1994, have not been restated for the LF Bancorp Merger or the merger with First Federal, as such mergers were not significant. In the opinion of management of the Company and Wes-Tenn, all adjustments, consisting of normal, recurring adjustments necessary for a fair presentation of the consolidated financial statements, have been included.

                               BANCORPSOUTH, INC.
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                            FOR THE SIX MONTHS
                                                         FOR THE YEARS ENDED DECEMBER 31,                      ENDED JUNE 30,
                                      ----------------------------------------------------------------    ---------------------
                                         1990         1991          1992         1993          1994          1994         1995
                                         ----         ----          ----         ----          ----          ----         ----
 EARNINGS SUMMARY:
   Interest revenue  . . . . . . .    $  178,703   $  178,448    $  164,139    $  157,250   $  173,208    $   87,856   $  107,757
   Interest expense  . . . . . . .       104,673       93,730        71,200        61,952       69,332        35,462       47,355
                                      ----------   ----------    ----------    ----------   ----------    ----------   ----------
     Net interest revenue  . . . .        74,030       84,718        92,939        95,298      103,876        52,394       60,402
   Provision for credit losses . .         5,965        8,436        11,483         7,754        5,652         2,457        2,366
   Other revenue . . . . . . . . .        17,540       19,427        19,981        23,781       23,421        10,320       14,339
   Other expense . . . . . . . . .        63,783       71,988        77,472        80,742       85,799        43,763       50,200
                                      ----------   ----------    ----------    ----------   ----------    ----------   ----------
   Income before income tax and
     accounting change . . . . . .        21,822       23,721        23,965        30,583       35,846        16,494       22,175
   Applicable income taxes . . . .         4,429        5,283         5,400         7,200       10,400         4,365        7,137
                                      ----------   ----------    ----------    ----------   ----------    ----------   ----------
   Income before accounting change        17,393       18,438        18,565        23,383       25,446        12,129       15,038
   Accounting change, net of tax .         --            --           --            3,200        --              --           --
                                      ----------   ----------    ----------    ----------   ----------    ----------   ----------

   Net income  . . . . . . . . . .    $   17,393   $   18,438    $   18,565    $   26,583   $   25,446    $   12,129   $   15,038
                                      ==========   ==========    ==========    ==========   ==========    ==========   ==========
 PER SHARE DATA:
   Primary:
   Income before accounting change
                                      $     2.33   $     2.47    $     2.47    $     2.99   $     3.21    $    1.39    $    1.71
   Accounting change, net of tax .            --           --            --          0.41         --             --         --
                                      ----------   ----------    ----------    ----------   ----------    ----------   ----------
   Net income  . . . . . . . . . .    $     2.33   $     2.47    $     2.47    $     3.40   $     3.21         $1.39   $     1.71
                                      ==========   ==========    ==========    ==========   ==========    ==========   ==========
   Fully diluted:
   Income before accounting change
                                      $     2.26   $     2.40    $     2.40    $     2.97   $     3.21    $     1.38   $     1.70
   Accounting change, net of tax .            --           --            --          0.40         --             --           --
                                      ----------   ----------    ----------    ----------   ----------    ----------   ----------
   Net income  . . . . . . . . . .    $     2.26   $     2.40    $     2.40    $     3.37   $     3.21    $     1.38   $     1.70
                                      ==========   ==========    ==========    ==========   ==========    ==========   ==========
   Cash dividends  . . . . . . . .    $     0.86   $     0.94    $     1.02    $     1.08   $     1.11    $     0.54   $     0.60
   Book value  . . . . . . . . . .    $    18.32   $    19.95    $    21.55    $    23.95   $    25.94    $    24.70   $    27.01
 BALANCE SHEET DATA (PERIOD END):
   Total assets  . . . . . . . . .    $1,870,693   $2,001,210    $2,137,004    $2,306,709   $2,518,398    $2,609,643   $2,817,727
   Loans, net of unearned income .     1,187,001    1,266,340     1,332,283     1,507,593    1,733,730     1,710,610    1,918,843
   Allowance for credit losses . .        17,676       18,825        21,205        24,019       27,529        25,360       29,483
   Securities  . . . . . . . . . .       451,763      466,716       469,842       485,746      566,256       605,808      576,885
   Deposits  . . . . . . . . . . .     1,621,039    1,752,967     1,876,093     2,031,477    2,171,748     2,283,217    2,465,922
   Long-term debt:
     Parent  . . . . . . . . . . .        33,996       33,309        32,541        24,508       24,508        24,508       24,508
     Subsidiaries  . . . . . . . .            --           --            --            --       23,520        24,862       21,790
   Total shareholders' equity  . .       135,288      148,570       161,668       188,600      205,329       215,267      236,900
 BALANCE SHEET DATA (AVERAGES):
   Total assets  . . . . . . . . .    $1,830,881   $1,939,678    $2,052,408    $2,197,330   $2,418,415    $2,558,943   $2,753,549
   Total shareholders' equity  . .       128,547      141,607       155,327       177,304      195,884       210,438      229,948
   Average shares outstanding  . .     7,349,488    7,414,576     7,474,192     7,775,139    7,888,662     8,714,423    8,763,840
 SELECTED RATIOS (ANNUALIZED):
   Return on average assets  . . .          0.95%        0.95%         0.90%         1.21%        1.05%         0.95%        1.09%
   Return on average
     shareholders' equity  . . . .         13.53        13.02         11.95         15.06        12.99         11.53        12.96
   Net interest margin . . . . . .          4.69         4.99          5.19          4.95         4.86          4.65         4.93
   Net charge-offs to average
     loans . . . . . . . . . . . .          0.43         0.63          0.70          0.35         0.13          N/A          0.55
   Tier 1 capital to risk-weighted
     assets  . . . . . . . . . . .         10.14         9.99          9.90         11.00        10.63          N/A         11.67
   Total capital to risk-weighted
     assets  . . . . . . . . . . .         13.94        13.42         13.10         13.70        12.89          N/A         13.88
   Leverage ratio  . . . . . . . .          7.29         7.57          7.50          8.30         8.00          N/A          8.25

______________________________
N/A  - Information not available

                             WES-TENN BANCORP, INC.
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                              FOR THE SIX MONTHS
                                                            FOR THE YEARS ENDED DECEMBER 31,                     ENDED JUNE 30,
                                          --------------------------------------------------------------   -----------------------
                                              1990         1991         1992         1993         1994         1994         1995
                                              ----         ----         ----         ----         ----         -----        ----
 EARNINGS SUMMARY:
        Interest revenue . . . . . . . .  $   22,167   $   22,727   $   21,915   $   22,356   $   20,924   $   10,251   $   12,558
        Interest expense . . . . . . . .      14,569       13,644       11,087        9,790        9,154        4,273        6,543
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
           Net interest revenue  . . . .       7,598        9,083       10,828       12,566       11,770        5,978        6,015
        Provision for credit losses  . .         386          824        1,008        1,063          285          133          169
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
           Net interest after provision        7,212        8,259        9,820       11,503       11,485        5,845        5,846
        Non-interest revenue . . . . . .       1,395        1,716        1,990        1,941        1,631          580        1,232
        Non-interest expenses  . . . . .       6,101        6,970        7,210        8,299        8,540        4,057        4,828
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
           Income before income taxes          2,506        3,005        4,600        5,145        4,576        2,368        2,250
        Applicable income taxes  . . . .         850          987        2,027        1,633        1,354          738          612
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net income   . . . . . . . . . .  $    1,656   $    2,018   $    2,573   $    3,512   $    3,222   $    1,630   $    1,638
                                          ==========   ==========   ==========   ==========   ==========   ==========   ==========
 PRO FORMA(1):
        Interest income  . . . . . . . .  $   24,402   $   25,191   $   24,562   $   24,947   $   23,630   $   11,599   $   13,251
        Interest expense . . . . . . . .      16,151       15,193       12,441       11,052       10,527        4,914        6,946
        Net interest income  . . . . . .       8,251        9,998       12,121       13,895       13,103        6,685        6,305
        Net income . . . . . . . . . . .       1,798        2,271        2,967        3,917        3,533        1,887        1,674
 PER SHARE DATA(2):
        Net income . . . . . . . . . . .  $     0.77   $     0.98   $     1.29   $     1.63   $     1.44   $     0.75   $     0.69
        Cash dividends . . . . . . . . .        0.23         0.24         0.26         0.32         0.37         0.18         0.19
        Book value . . . . . . . . . . .        7.32         8.18        10.26        12.05        11.51        11.31        12.35
 Pro Forma Per Share Data(1)(2):
        Net income . . . . . . . . . . .  $     0.73   $     0.95   $     1.29   $     1.59   $     1.38   $     0.75   $     0.66
 BALANCE SHEET DATA (PERIOD END):
        Total assets . . . . . . . . . .  $  232,791   $  248,899   $  270,995   $  279,231   $  287,668   $  273,787   $  339,661
        Loans, net of unearned income  .     145,654      155,863      164,151      168,217      176,926      175,463      223,656
        Allowance for credit losses  . .       1,600        1,892        2,362        2,730        2,588        2,880        2,769
        Securities . . . . . . . . . . .      55,781       52,609       69,167       90,103       92,920       83,138       95,685
        Deposits . . . . . . . . . . . .     211,167      223,831      241,194      239,827      238,106      229,158      277,340
        Other borrowed money . . . . . .       3,048        5,106        5,495       11,574       21,715       17,115       27,136
        Total shareholders' equity . . .      15,568       16,858       21,190       24,676       25,132       25,299       31,100
 BALANCE SHEET DATA (AVERAGES):
        Total assets . . . . . . . . . .  $  225,908   $  238,002   $  257,395   $  270,161   $  276,104   $  272,536   $  313,351
        Total shareholders' equity . . .      14,817       15,530       18,853       22,849       26,068       24,652       27,945
        Average shares outstanding . . .   2,136,776    2,066,120    1,988,068    2,151,016    2,232,576    2,180,028    2,361,214
 SELECTED RATIOS (ANNUALIZED):
        Return on average assets . . . .        0.73%        0.85%        1.00%        1.30%        1.17%        1.20%        1.05%
        Return on average equity . . . .       11.18        12.99        13.65        15.37        12.36        13.22        11.72
        Net interest margin  . . . . . .        3.68         4.18         4.73         5.09         4.64         4.78         4.16
        Net charge-offs to average
        loans  . . . . . . . . . . . . .        0.23         0.34         0.33         0.41         0.24        (0.02)        0.09
        Tier 1 capital to risk-weighted
        assets . . . . . . . . . . . . .       10.55        11.91        14.55        16.56        16.76        16.71        15.45
        Total capital to risk-weighted
        assets . . . . . . . . . . . . .       11.63        13.16        15.80        17.81        18.01        17.96        16.70
        Leverage ratio . . . . . . . . .        6.69         6.77         7.82         8.84         9.02         9.24         8.91

_____________________
(1) Effective as of April 3, 1995, Wes-Tenn acquired all of the outstanding capital stock of WTFC. The acquisition has been accounted for as a purchase for financial reporting purposes. The pro forma amounts include the combined historical results of Wes-Tenn and WTFC as if the acquisition had occurred at the beginning of the periods presented.
(2) Effective as of April 17, 1995, Wes-Tenn effected a four-for-one stock split of Wes-Tenn Common Stock. The per share and average share data have been adjusted for all periods presented to give effect to the stock split.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following tables contain unaudited pro forma condensed consolidated financial information showing a balance sheet at June 30, 1995 and statements of income for the six months ended June 30, 1994 and 1995, and for the years ended December 31, 1992, 1993 and 1994, for (i) the Company; (ii) the Company and Wes-Tenn; and (iii) the Company, Wes-Tenn and other pending acquisitions. The other pending acquisitions are (i) the merger with First Federal; and (ii) the Shelby Bank purchase and assumption. The unaudited pro forma financial information reflects each acquisition using either the pooling of interests or purchase method of accounting. The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company, Wes-Tenn, First Federal and Shelby Bank. The historical financial statements of the Company for the 1992, 1993 and 1994 fiscal years and the six months ended June 30, 1995 include financial information of LF Bancorp, which merged with and into the Company as of March 31, 1995 in a transaction accounted for as a pooling of interests. The pro forma financial statements of Wes-Tenn for the 1992, 1993 and 1994 fiscal years and the six months ended June 30, 1995 include financial information of WTFC, which merged with and into Wes-Tenn as of April 3, 1995 in a transaction accounted for as a purchase. Pro forma results are not necessarily indicative of future operating results.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1995
                                  (UNAUDITED)

                                                                          HISTORICAL
                                                        ----------------------------------------------
                                                                                         OTHER PENDING
                                                         THE COMPANY        WES-TENN      ACQUISITIONS     ADJUSTMENTS     PRO FORMA
                                                        ------------        --------     -------------     -----------     ---------
 ASSETS                                                                                (IN THOUSANDS)
        Cash and due from banks  . . . . . .             $  137,767        $ 11,753         $ 4,147                      $  153,667
        Loans and leases, net  . . . . . . .              1,889,360         220,887          26,366                       2,136,613
        Held-to-maturity securities  . . . .                444,842          49,795           7,136                         501,773
        Available-for-sale securities  . . .                132,043          45,890           7,538                         185,471
        Mortgages held for sale  . . . . . .                 24,160            --              --                            24,160
        Premises and equipment, net  . . . .                 72,271           5,610           1,369       $  250  (2)        79,500
        Other assets . . . . . . . . . . . .                117,284           5,726           4,233        1,000  (3)
                                                                                                             238  (4)       128,481
                                                         ----------        --------         -------       ------         ----------
               Total assets  . . . . . . . .             $2,817,727        $339,661         $50,789       $1,488         $3,209,665
                                                         ==========        ========         =======       ======         ==========

 LIABILITIES
        Deposits:
               Non-interest bearing  . . . .             $  331,834        $ 22,663         $ 3,727                      $  358,224
               Interest bearing  . . . . . .              2,134,088         254,677          42,450                       2,431,215
                                                         ----------        --------         -------                      ----------
                       Total deposits  . . .              2,465,922         277,340          46,177                       2,789,439
        Short-term borrowings  . . . . . . .                 36,473           1,725            --                            38,198
        Long-term debt . . . . . . . . . . .                 46,298          25,411            --                            71,709
        Other liabilities  . . . . . . . . .                 32,134           4,085             279                          36,498
                                                         ----------        --------         -------                      ----------
               Total liabilities . . . . . .              2,580,827         308,561          46,456                       2,935,844
                                                         ----------        --------         -------                      ----------

 SHAREHOLDERS' EQUITY
        Common stock . . . . . . . . . . . .                 22,065           2,519           3,030       $  118  (6)
                                                                                                          (2,677) (5)        26,501
                                                                                                           1,446  (1)
        Capital surplus  . . . . . . . . . .                 73,847          11,758           4,057         (118) (6)
                                                                                                             (78) (5)
                                                                                                          (1,446) (1)        88,020
        Unrealized gain (loss) on
           available-for-sale securities, net
                                                                776             (96)            (20)          20  (5)           680
        Retained earnings  . . . . . . . . .                141,246          16,919          (2,734)       4,223  (5)       159,654
        Less cost of treasury stock  . . . .                 (1,034)             --             --                           (1,034)
                                                         ----------        --------         -------                      ----------
               Total shareholders' equity  .                236,900          31,100           4,333        1,488            273,821
                                                         ----------        --------         -------       ------         ----------
               Total liabilities and
               shareholders' equity  . . . .             $2,817,727        $339,661         $50,789       $1,488         $3,209,665
                                                         ==========        ========         =======       ======         ==========

___________________________

(1) Reclassification of capital accounts to reflect the exchange of Wes-Tenn Common Stock for BancorpSouth Common Stock.
(2)   Estimated write-up of premises and equipment acquired from Shelby Bank.
(3)   Deferred tax asset related to net operating loss carry-forward of Shelby
      Bank.
(4)   Cost in excess of fair value of net assets acquired from Shelby Bank.
(5)   Adjustments to capital accounts to reflect the transaction with Shelby
      Bank.
(6) Reclassification of capital accounts to reflect the exchange of shares of First Federal's common stock for BancorpSouth Common Stock.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)



                                                                 FOR THE SIX MONTHS ENDED JUNE 30,
                               ----------------------------------------------------------------------------------------------------
                                                    1994                                                  1995
                               ---------------------------------------------------    ---------------------------------------------
                                                                 The Company, Wes-                                 The Company, Wes-
                                                                   Tenn & Other                                        Tenn & Other
                                                 The Company          Pending                          The Company       Pending
                                The Company      & Wes-Tenn        Acquisitions        The Company     & Wes-Tenn     Acquisitions
                                Historical(1)     Pro Forma          Pro Forma         Historical(1)    Pro Forma        Pro Forma
                                ----------        ---------          ---------         ----------       ---------        ---------
                                                                (in thousands except per share amounts)
 Interest revenue  . . . . . .   $87,856           $99,455           $100,894          $107,757         $120,315           $122,023
 Interest expense  . . . . . .    35,462            40,376             41,016            47,355           53,898             54,795
                                 -------           -------           --------          --------         --------           --------
 Net interest revenue  . . . .    52,394            59,079             59,878            60,402           66,417             67,228
 Provision for credit
 losses  . . . . . . . . . . .     2,457             2,590              2,601             2,366            2,535              2,536
                                 -------           -------           --------          --------         --------           --------
 Net interest revenue,
 after provision for credit
 losses  . . . . . . . . . . .    49,937            56,489             57,277            58,036           63,882             64,692
 Other revenue . . . . . . . .    10,320            11,080             11,258            14,339           15,571             15,749
 Other expense . . . . . . . .    43,763            48,327             49,122            50,200           55,028             55,862
                                 -------           -------           --------          --------         --------           --------
 Income before income tax  . .    16,494            19,242             19,413            22,175           24,425             24,579
 Applicable income taxes . . .     4,365             5,226              5,288             7,137            7,749              7,781
                                 -------           -------           --------          --------         --------           --------

 Net income  . . . . . . . . .   $12,129           $14,016           $ 14,125          $ 15,038         $ 16,676           $ 16,798
                                 =======           =======           ========          ========         ========           ========


 Earnings per share(1) . . . .   $  1.39           $  1.36           $   1.34          $   1.71         $   1.60           $   1.59
                                 =======           =======           ========          ========         ========           ========


 Average shares(1) . . . . . .     8,734            10,320             10,509             8,815           10,401             10,590

 ___________________

 (1) Presented as if the LF Bancorp Merger had been effective throughout the periods presented and assumes LF Bancorp's conversion from mutual to stock ownership occurred on January 1, 1992.

 (2) Effective as of April 17, 1995, Wes-Tenn effected a four-for-one stock split of Wes-Tenn Common Stock. The per share and average share data have been adjusted for all periods presented to give effect to the stock split.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                               For the Years Ended December 31,
                         ----------------------------------------------------------------------------------------------------------
                                        1992                                1993                                  1994
                         ------------------------------------ -----------------------------------  --------------------------------
                                                     The                                  The                                The
                                                   Company,                             Company,                           Company,
                                                  Wes-Tenn &                           Wes-Tenn &                         Wes-Tenn&
                                        The         Other                     The        Other                    The       Other
                             The      Company      Pending        The        Company     Pending      The       Company    Pending
                           Company   & Wes-Tenn  Acquisitions  Company    & Wes-Tenn  Acquisition  Company   & Wes-Tenn Acquisitions
                       Historical(1) Pro Forma    Pro Forma  Historical(1) Pro Forma   Pro Forma Historical(1) Pro Forma  ProForma
                       ------------- ---------   ----------  ------------- ---------   --------- ------------- ---------  --------
                                                                   (in thousands except per share amounts)
 Interest revenue  . . .  $180,285   $204,847    $207,836      $171,035     $195,982   $198,753     $185,256    $208,886   $211,884
 Interest expense  . . .    79,996     92,437      94,267        68,112       79,164     80,580       75,102      85,629     86,983
                          --------   --------    --------      --------     --------   --------     --------    --------   --------
 Net interest revenue  .   100,289    112,410     113,569       102,923      116,818    118,173      110,154     123,257    124,901
 Provision for credit
 losses  . . . . . . . .    11,818     12,870      12,968         7,886        8,999      9,097        5,652       5,937      6,004
                          --------   --------    --------      --------     --------   --------     --------    --------   --------
 Net interest revenue,
 after provision for
 credit losses . . . . .    88,471     99,540     100,601        95,037      107,819    109,076      104,502     117,320    118,897
 Other revenue . . . . .    21,105     23,358      23,856        24,027       26,365     26,911       24,347      26,143     26,552
 Other expense . . . . .    82,394     90,509      92,227        84,837       94,184     95,906       91,671     101,264    102,931
                          --------   --------    --------      --------     --------   --------     --------    --------   --------
  Income before income
    tax and accounting
    change . . . . . . .    27,182     32,389      32,230        34,227       40,000     40,081       37,178      42,199     42,518
 Applicable income taxes     6,954      9,194       9,339         8,402       10,258     10,386       10,876      12,361     12,466
                          --------   --------    --------      --------     --------   --------     --------    --------   --------
 Net income before
 accounting change and
 extraordinary item  . .  $ 20,228   $ 23,195    $ 22,891      $ 25,825     $ 29,742   $ 29,695     $ 26,302    $ 29,838   $ 30,052
                          ========   ========    ========      ========     ========   ========     ========    ========   ========

 EARNINGS PER SHARE(2)
  Primary:
    Net income before
      accounting change
      and extraordinary
      item . . . . . . .  $   2.43   $   2.34    $   2.26      $   2.99     $   2.91   $   2.85     $   3.01    $   2.89   $   2.86
                          ========   ========    ========      ========     ========   ========     ========    ========   ========

  Fully diluted:
    Net income before
      accounting
      change and
      extraordinary
      item . . . . . . .  $   2.32   $   2.25    $   2.18      $   2.95     $   2.88   $   2.82     $   3.00    $   2.88   $   2.85
                          ========   ========    ========      ========     ========   ========     ========    ========   ========
 AVERAGE SHARES(2)
   Primary . . . . . . .     8,335      9,921      10,110         8,651       10,237     10,426        8,750      10,335     10,524
   Fully diluted . . . .     8,731     10,317      10,506         8,747       10,333     10,522        8,757      10,343     10,532

____________________

(1) Presented as if the LF Bancorp Merger had been effective throughout the periods presented and assumes LF Bancorp's conversion from mutual to stock ownership occurred on January 1, 1992.

(2) Effective as of April 17, 1995, Wes-Tenn effected a four-for-one stock split of Wes-Tenn Common Stock. The per share and average share data have been adjusted for all periods presented to give effect to the stock split.

                              THE SPECIAL MEETING


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

      The Special Meeting will be held on November 28, 1995 at 9:00 a.m. Central Time at the offices of Wes-Tenn at 200 West Washington Avenue, Covington, Tennessee. The purpose of the Special Meeting is to consider and vote upon the Merger Agreement and any other matters that may be properly brought before the shareholders of Wes-Tenn at the Special Meeting. In the event that there are insufficient shares represented to approve the Merger at the Special Meeting, the Special Meeting may be adjourned to permit further solicitation.

      THE WES-TENN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS BEING IN THE BEST INTERESTS OF THE WES-TENN SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE WES-TENN SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

VOTE REQUIRED

      Consummation of the Merger will require the affirmative vote of the holders of a majority of the outstanding shares of Wes-Tenn Common Stock. Each share of Wes-Tenn Common Stock is entitled to one vote. At October 1, 1995, Wes-Tenn's directors, executive officers and affiliates beneficially owned 383,672 shares of Wes-Tenn Common Stock, or approximately 15.23% of the then outstanding shares of Wes-Tenn Common Stock. The directors and executive officers of Wes-Tenn have indicated that they intend to vote their shares of Wes-Tenn Common Stock for approval and adoption of the Merger Agreement.

      The vote of the holders of BancorpSouth Common Stock is not required to approve the Merger.

SHARES ENTITLED TO VOTE; QUORUM

      Only holders of record of shares of Wes-Tenn Common Stock at the close of business on October 1, 1995 will be entitled to receive notice of and to vote at the Special Meeting. At October 1, 1995, there were 2,519,212 shares of Wes-Tenn Common Stock outstanding. A majority of the outstanding shares of Wes-Tenn Common Stock entitled to vote must be represented in person or by proxy at the Special Meeting in order for a quorum to be present at the Special Meeting for the purpose of voting on the Merger Agreement.

VOTING AND REVOCABILITY OF PROXIES

      Shares of Wes-Tenn Common Stock represented by properly executed proxies received at or prior to the Special Meeting will be voted at the Special Meeting in the manner specified by the holders of such shares. Properly executed proxies which do not contain voting instructions will be voted FOR approval and adoption of the Merger Agreement. With respect to the matters considered at the Special Meeting, an abstention has the same effect as a vote against the proposal.

      The grant of a proxy does not preclude a shareholder of Wes-Tenn from voting in person or otherwise revoking a proxy. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy. A shareholder of Wes-Tenn may revoke a proxy at any time prior to its exercise by delivering to Janeice Frisbee, Secretary, Wes-Tenn Bancorp, Inc., 200 West Washington Avenue, Covington, Tennessee 38019, a duly executed revocation or a proxy bearing a later date, or by voting in person at the Special Meeting.

SOLICITATION OF PROXIES

      Wes-Tenn will bear the cost of the solicitation of proxies from its shareholders, except that the Company will bear the cost of printing and mailing the Prospectus (including this Supplement/Proxy Statement). In addition to solicitation by mail, the directors, officers and employees of Wes-Tenn may solicit proxies from shareholders of Wes- Tenn by telephone, facsimile or in person. Such persons will not be additionally compensated, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Arrangements may also be made with brokerage firms, nominees, fiduciaries and other custodians for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and Wes-Tenn will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith. SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY.

DISSENTERS' RIGHTS

      Shareholders of Wes-Tenn are entitled to dissent from the Merger Agreement and, if the Merger is consummated, to receive cash from the Company equal to the fair value of their shares of Wes-Tenn Common Stock. Shareholders of Wes- Tenn who elect to dissent from the Merger and demand payment of the fair value of their shares of Wes-Tenn Common Stock must strictly comply with the applicable provisions set forth in Sections 48-23-101 et seq. of the Tennessee Code Annotated, a copy of which is attached hereto as Annex A. THE FOLLOWING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE APPLICABLE DISSENSION REQUIREMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX A HERETO.

      If a shareholder of Wes-Tenn elects to exercise the shareholder's right to dissent from the Merger and demand payment of the fair value of such shareholder's shares of Wes-Tenn Common Stock, the shareholder must satisfy both of the following conditions, as well as the other applicable procedural requirements: (i) the shareholder must deliver to Wes-Tenn prior to the vote at the Special Meeting a written notice of the shareholder's intent to demand payment for his or her shares, and (ii) the shareholder may not vote his or her shares in favor of the Merger. Written notice with respect to dissenters' rights should be submitted to Janeice Frisbee, Secretary, Wes-Tenn Bancorp, Inc., 200 West Washington Avenue, Covington, Tennessee 38019. As discussed in "The Special Meeting -- Voting and Revocability of Proxies," executed proxies that are returned without specific instructions will be voted FOR the approval and adoption of the Merger Agreement; accordingly, a shareholder wishing to dissent from the Merger should be certain to complete such shareholder's proxy appropriately.

      Within ten days after approval of the Merger Agreement by the shareholders of Wes-Tenn, Wes-Tenn will provide written notice to each dissenting shareholder of where and by when demand for payment must be sent, and where and when certificates representing shares of Wes-Tenn Common Stock must be deposited. In addition, Wes-Tenn will provide a form for demanding payment. A dissenting shareholder must, in order to be entitled to appraisal rights, demand payment for his or her shares of Wes-Tenn Common Stock, certify whether beneficial ownership of shares was acquired before June 16, 1995, the date of the first announcement to news media of the principal terms of the Merger Agreement, and deposit the certificates representing the shares in accordance with Wes-Tenn's notice to the shareholders. A dissenting shareholder may not withdraw his or her demand for appraisal and accept the terms offered in the Merger unless Wes-Tenn consents to such withdrawal.

      Upon the later of the consummation of the Merger or receipt of a demand for payment, the Company will pay to each dissenting shareholder who has complied with the requirements discussed above the Company's estimate of the fair value of such shareholder's shares of Wes-Tenn Common Stock, plus accrued interest. Such payment will be accompanied by a copy of Wes-Tenn's financial statements at and for the year ended December 31, 1994 and Wes-Tenn's latest available interim financial statements, a statement of the Company's estimate of the fair value of the shareholder's shares, an explanation of how interest was calculated and a statement of such shareholder's right to reject the Company's offer and demand the fair value of his or her shares. If the Company and a dissenting shareholder do not agree upon the fair value of such shareholder's shares, the Company must commence a judicial proceeding within two months of receiving the shareholder's payment demand and petition the court to determine the fair market value of the shares and accrued interest.

      A condition to the parties' obligations under the Merger Agreement is that the amount of cash consideration payable by the Company to shareholders of Wes-Tenn shall not exceed 9.9% of the total consideration in the Merger or such lesser amount required for the Merger to qualify as a pooling of interests.

                                   THE MERGER

GENERAL

      The Merger Agreement provides for the merger of Wes-Tenn with and into the Company and the conversion of shares of Wes-Tenn Common Stock into shares of BancorpSouth Common Stock. As part of the transactions provided for in the Merger Agreement, TCB will also merge with and into Volunteer. At the Effective Time, the separate existence of Wes-Tenn and TCB will cease. The Merger transactions are intended to qualify as poolings of interests for accounting purposes and as tax-free reorganizations for federal income tax purposes. The discussion in this Supplement/Proxy Statement regarding the Merger and the description of the principal terms of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement.

BACKGROUND OF THE MERGER

      Since its acquisition of Tri-County Federal Savings Bank in 1992, Wes-Tenn has focused on operating efficiencies relating to that transaction, including the merger of its banking affiliates, centralizing and consolidating management and systems and increasing its market penetration. In April 1995, Wes-Tenn completed the acquisition of WTFC, which the Company had also attempted to acquire in 1994.

      From time to time, Wes-Tenn management has received casual expressions of interest from other bank holding companies in acquiring Wes-Tenn; however, no meetings, substantive discussions or proposals resulted from such expressions of interest. In January 1995, Michael W. Weeks, the Chairman and Chief Executive Officer of Volunteer, contacted Duke H. Brasfield, Chairman of Wes-Tenn, and expressed Volunteer's interest in a possible business combination between Wes-Tenn and Volunteer. Mr. Brasfield declined to discuss such a transaction at that time due to Wes-Tenn's then pending merger with WTFC. On April 3, 1995, following completion of the WTFC merger, Mr. Weeks again contacted Mr. Brasfield and indicated Volunteer's continued interest in pursuing a business combination with Wes-Tenn.

      On April 12, 1995, Mr. Weeks and J. Ronald Hodges, the President and Chief Operating Officer of Volunteer, met with Mr. Brasfield, Charles M. Ennis, the President and Chief Executive Officer of Wes-Tenn, and Stephen N. Smith, a director of Wes-Tenn, each of whom is a member of Wes-Tenn's Planning Committee. Mr. Weeks described the Company's operations in Mississippi and Tennessee and reiterated Volunteer's interest in a potential business combination with Wes-Tenn. Mr. Weeks presented a financial analysis of a combined entity of the Company and Wes-Tenn, based upon a merger consideration of approximately two times Wes-Tenn's book value.

      On April 20, 1995, the same persons, in addition to Aubrey Burns Patterson, Chairman and Chief Executive Officer of the Company, met to discuss the Company's strategy and banking philosophy and Wes-Tenn's potential role in such strategy. The amount of merger consideration proposed by the Company and other matters related to a proposed merger of the Company and Wes-Tenn were also discussed, including the nomination of representatives of Wes-Tenn to the Board of Directors of the Company and Volunteer, benefits to be provided to Wes-Tenn employees and the management structure of the proposed combined entity. Mr. Patterson noted that Wes-Tenn's assets would represent approximately 10% of the total assets of a combined entity of the Company and Wes-Tenn and, based upon the proposed merger consideration, that Wes-Tenn shareholders would hold approximately 15% of such entity's outstanding capital stock. The Wes-Tenn representatives agreed to report the matters discussed to the Wes-Tenn Board of Directors. The Board of Directors of Volunteer met and discussed the proposed merger with Wes-Tenn and determined that such a merger appeared to be beneficial to Volunteer. During the three-week period following the April 20, 1995 meeting, representatives of the Company and Wes-Tenn continued discussions regarding the proposed merger during a series of telephone conversations.

      On May 9, 1995, Wes-Tenn's Planning Committee reported to the Wes-Tenn Board of Directors the substance of its discussions with representatives of the Company. The Wes-Tenn Board of Directors noted that (i) a combined entity of Wes-Tenn and the Company would have total assets in excess of $800 million and would create one of the largest banks in the west Tennessee area, (ii) a merger with TCB would allow

Volunteer to significantly increase its size and market area, thereby making Wes-Tenn potentially more valuable to the Company than other prospective acquirors, (iii) TCB's and Volunteer's offices compete in only two counties, thereby limiting anti-trust concerns, and (iv) Volunteer had expressed interest in retaining Wes-Tenn's senior management and including directors of Wes-Tenn on the Volunteer Board of Directors, which would give Wes-Tenn a significant voice in the combined bank entity. The Wes-Tenn Board of Directors directed the Planning Committee to continue such discussions and to engage legal counsel and to obtain financial and stock price information on the Company. The Planning Committee, which was enlarged to include director Hugh T. Simonton, Jr., engaged Baker, Donelson, Bearman & Caldwell as legal counsel. Members of the Planning Committee also requested that Morgan Keegan & Company, Inc. ("Morgan Keegan"), an investment banking firm headquartered in Memphis, Tennessee, which provides research coverage on the Company and makes a market in BancorpSouth Common Stock and the stock of over 35 other southeastern financial institutions, provide the Planning Committee with financial and stock performance information about the Company.

      On May 19, 1995, the Planning Committee met with its legal counsel and representatives of Morgan Keegan to review publicly available information compiled by Morgan Keegan regarding the Company's earnings per share, dividend yield, asset quality, stock performance, stock price to earnings and book value ratios, capital ratios and other factors, and similar information for four bank holding companies of comparable size to the Company and five larger bank holding companies operating in the southeastern or midsouth United States. The information showed that the Company compared favorably to the other bank holding companies with respect to the various factors for which information was compiled. The information also included a summary of published price to earnings, price to book value and premium to core deposits multiples for acquisitions in Tennessee, the southeastern United States and nationwide. The book value multiple resulting from the merger consideration proposed by the Company significantly exceeded the median of the published price to book value multiples (except with respect to nationwide acquisitions of relatively small institutions during 1993 and 1994). Morgan Keegan had not yet been engaged by Wes-Tenn to render any services with respect to the proposed merger and, accordingly, did not provide a formal report or analysis. The Planning Committee, along with its counsel, met privately to discuss the Company's proposal and the information compiled by Morgan Keegan. Members of the Planning Committee noted that (i) the Company appeared to be in strong financial condition, (ii) the Company's dividend yield exceeded that of Wes-Tenn, (iii) BancorpSouth Common Stock is traded on Nasdaq in sufficient volume to provide liquidity for Wes-Tenn shareholders, (iv) the Company appeared to be pursuing an acquisition strategy and, accordingly, offered an opportunity for more rapid growth than Wes-Tenn, (v) as the Company grows, the price to book value multiple of BancorpSouth Common Stock would likely improve to approximate that of larger bank holding companies in the southeastern United States, and (vi) as the Company grows, it would be likely to increase its level of institutional shareholders, which was then at a relatively low level of less than 8%.

      On May 24, 1995, the Company's Board of Directors discussed the proposed Merger, which had been previously discussed in a series of meetings of the Executive Committee of the Company's Board of Directors. Mr. Patterson outlined Wes-Tenn's operations and the structure of the proposed transaction. He noted benefits of the Merger to the Company, including the complementary location of Wes-Tenn's bank locations with respect to the Company's bank locations. Mr. Patterson also provided the Company's Board of Directors with an analysis of a combined entity of the Company and Wes-Tenn under different scenarios, including a merger consideration of approximately two times Wes-Tenn's book value. Following Mr. Patterson's presentation, the Company's Board of Directors approved the Company's negotiation of the Merger.

      On May 25, 1995, the Planning Committee and representatives of the Company met and discussed the details of a proposed combination, including price, timing, board representation, management, employment by the Company of certain officers of Wes-Tenn, operational issues and other matters. The Planning Committee reported to the Wes-Tenn Board of Directors, which authorized the Planning Committee to proceed. Representatives of the Company met with attorneys from Waller Lansden Dortch & Davis, special counsel to the Company, and directed them to prepare an initial draft of the Merger Agreement.

      On June 1, 1995, Waller Lansden Dortch & Davis delivered an initial draft of the Merger Agreement to Wes-Tenn and its counsel. The Planning Committee met with its counsel on June 3 and June 4, 1995 to discuss the draft Merger Agreement and to develop comments and responses to such agreement, which included as a condition to the Merger that Wes- Tenn would obtain the Fairness Opinion.

      On June 5, 1995, the Planning Committee and representatives of the Company, and their respective legal advisors, met to negotiate the terms of the proposed Merger Agreement. At this meeting the parties agreed upon certain aspects of the pricing mechanism for the Merger, including the date for determining the book value of Wes-Tenn and the components included in determining such book value. In addition, the parties agreed that they would conduct their due diligence review prior to execution of the Merger Agreement, that one representative of Wes-Tenn would be nominated to serve as a member of the Company's Board of Directors, and that Wes-Tenn employees would receive credit for prior service with Wes-Tenn for purposes of the Company's 401(k) plan. It was also agreed that the Company would be granted an option to purchase 472,441 shares of Wes-Tenn Common Stock which option is exercisable upon the occurrence of certain events, including Wes-Tenn entering into an agreement to be acquired by another party. The Company rejected proposals by representatives of Wes-Tenn to increase the proposed consideration and to provide employment agreements to Messrs. Ennis and Stephens. The parties agreed that since the issues remaining to be resolved were manageable, the parties should commence their due diligence reviews.

      On June 7, 1995, counsel to the Company distributed a due diligence request and a confidentiality agreement to Wes-Tenn. On June 9, 1995, the Company and Wes-Tenn executed and delivered confidentiality agreements in anticipation of exchanging confidential information and conducting due diligence reviews.

      On June 10, 1995, the Wes-Tenn Board of Directors met with its counsel and discussed a revised draft of the proposed Merger Agreement.

      From June 13-16, 1995, representatives of the Company and Wes-Tenn each conducted a due diligence review. During this period, the parties continued to negotiate the final terms of the Merger Agreement, including the pricing mechanism, vesting of credits under Wes-Tenn's 401(k) plan and the term of non-competition agreements between Volunteer and certain employees of Wes-Tenn.

      On June 14, 1995, the Wes-Tenn Board of Directors met to review further the revised draft of the proposed Merger Agreement and to hear from its counsel and management the results of a due diligence review of the Company conducted by such Wes-Tenn representatives.

      On June 15, 1995, the Wes-Tenn Board of Directors met with its legal counsel and unanimously approved the Merger Agreement, which was executed by the parties in Covington, Tennessee on June 16, 1995.

      On June 28, 1995, Mr. Patterson outlined the final terms of the Merger Agreement for the Company's Board of Directors, which ratified the execution of the Merger Agreement and authorized preparation of this Supplement/Proxy Statement.

      On August 15, 1995, Mercer Capital, a valuation advisory firm headquartered in Memphis, Tennessee, which had previously provided valuation services to Wes-Tenn, was retained by Wes-Tenn to deliver the Fairness Opinion. For information regarding the Fairness Opinion and the selection of Mercer Capital, see "The Merger -- Fairness Opinion."

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

      Management of the Company and Volunteer believe that Wes-Tenn's market areas are comparable to Volunteer's existing market areas. In addition, they perceive that economies of scale available through the merger of Volunteer's and Wes-Tenn's administration functions, and increased competitiveness resulting from combined marketing efforts and budgets, should significantly enhance the operations and financial results of Volunteer. In addition, the Merger should strengthen Wes-Tenn's abilities (as a part of Volunteer) to compete and be successful in its existing markets, in that Volunteer offers services that are not currently available to customers of Wes-Tenn, including trust services, investment banking services and premier banking services.

      In reaching its determination that the Merger and the Merger Agreement are fair to, and in the best interest of, Wes-Tenn and its shareholders, the Wes-Tenn Board of Directors consulted with its legal counsel, Wes-Tenn's management and the Planning Committee, and considered the information compiled by Morgan Keegan and a number of factors, including, without limitation, the following:

      1. The proposed Merger Consideration exceeded the minimum amount that management of Wes-Tenn considered necessary in order to consider a possible acquisition of Wes-Tenn. In addition, the price to book value multiple of approximately 2.05 resulting from the proposed Merger Consideration generally significantly exceeded the median book value multiple of other acquisitions in Tennessee, the southeastern United States and nationwide (which were approximately 1.47, 1.85 and 1.73, respectively, during 1994 and approximately 1.65, 1.82 and 1.77, respectively, during the first four months of 1995).

      2. Consummation of the Merger is conditioned on the receipt by Wes-Tenn of a fairness opinion from an independent third party that the transactions contemplated by the Merger Agreement are fair to the shareholders of Wes-Tenn from a financial point of view. In August 1995, Wes-Tenn retained Mercer Capital to render the Fairness Opinion.

      3. The Company's earnings per share, dividend yields, stock performance, asset quality, stock price to earnings and book value ratios, capital ratios and other factors compared favorably to those of four bank holding companies of comparable size to the Company and five larger bank holding companies operating in the southeastern or midsouth United States.

      4. The Merger would allow Wes-Tenn shareholders to become shareholders in a well-capitalized institution, whose stock is traded on Nasdaq with sufficient trading volume to provide liquidity for Wes-Tenn shareholders and whose recent earnings and dividend payments have been strong.

      5. The Company appears to be pursuing an acquisition strategy and, accordingly, offered an opportunity for more rapid growth than Wes-Tenn, and that as the Company grows, the price to book value multiple of BancorpSouth Common Stock would likely improve to approximate that of larger bank holding companies in the southeastern United States and the Company would likely increase its level of institutional shareholders.

      6. The Merger would create an entity with total assets in excess of $800 million and one of the largest banks in the west Tennessee area. The Merger would allow Volunteer to significantly increase its market area, which overlaps with TCB's market area in only two counties, thereby limiting anti-trust concerns. The Wes-Tenn Board of Directors perceived that these factors would likely make Wes-Tenn more valuable to the Company than other potential acquirors.

      7. Volunteer had expressed interest in retaining Wes-Tenn's senior management and including directors of Wes-Tenn on the Volunteer Board of Directors, which would give Wes-Tenn a significant voice in the combined bank entity.

      8. The Wes-Tenn Board of Directors was advised by its legal counsel that the Merger would generally be a tax-free transaction for Wes-Tenn and its shareholders to the extent such shareholders receive shares of BancorpSouth Common Stock. An additional condition to consummation of the Merger is the receipt of an opinion of KPMG Peat Marwick LLP that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

      9. The Wes-Tenn Board of Directors reviewed the current and prospective economic and regulatory environments and competitive constraints facing banking and financial institutions in Wes-Tenn's market area. In addition, they reviewed recent business combinations involving financial institutions, either announced or completed, during the past year in the United States, Tennessee and contiguous states, and the increased size of competing financial institutions in Wes-Tenn's market areas resulting from such combinations. The Wes-Tenn Board of Directors reviewed alternatives to the Merger, including remaining independent and growing internally, remaining independent for a period of time and then selling Wes-Tenn, and remaining independent and growing through future acquisitions, and determined that, based upon the factors discussed above, the Merger presented the most attractive alternative.

      The Wes-Tenn Board of Directors concluded that, in light of these factors, it would be in the best interests of Wes-Tenn, its shareholders, depositors and customers for Wes-Tenn to merge with the Company in the proposed Merger. In view of the variety of factors considered in connection with its evaluation of the Merger, the Wes-Tenn Board of Directors did not find it practicable to, and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

      THE BOARD OF DIRECTORS OF WES-TENN UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF WES-TENN VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

FAIRNESS OPINION

            Prior to the mailing of this Supplement/Proxy Statement, Mercer Capital delivered a preliminary Fairness Opinion, that the consideration to be received by Wes-Tenn's shareholders is fair from a financial point of view as of September 8, 1995. A copy of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the reviews undertaken, is attached hereto as Annex B.

            Mercer Capital is a national valuation advisory firm headquartered in Memphis, Tennessee, which was retained by Wes-Tenn to advise Wes-Tenn's management with respect to consideration proposed to be conveyed in the Merger and to render the Fairness Opinion. The Board of Directors of Wes-Tenn selected Mercer Capital in August 1995 based upon Mercer Capital's extensive experience in the valuation of financial institutions generally and in the State of Tennessee specifically, and Mercer Capital's eight year history of providing valuation and related corporate finance advisory services to Wes-Tenn.

            Mercer Capital delivered the preliminary Fairness Opinion and related fairness memorandum (the "Fairness Memorandum"), both dated September 8, 1995, to the Board of Directors of Wes-Tenn. The Fairness Opinion was issued from a financial point of view on behalf of Wes-Tenn shareholders and stated that in Mercer Capital's opinion, the Merger was fair from a financial point of view. An updated Fairness Opinion was subsequently issued by Mercer Capital to coincide with the mailing of the Supplement/Proxy Statement and is included as Annex B hereto.

            The Fairness Opinion should not be construed as a recommendation to any Wes-Tenn shareholder as to how their shares should be voted. Nor does the Fairness Opinion address the underlying business decision to effect the Merger. Shareholders are urged to read the Fairness Opinion in its entirety.

            In connection with rendering its opinion, Mercer Capital reviewed and analyzed, among other things, the following (1) the Prospectus and related Supplement/Proxy Statement; (2) the Merger Agreement; (3) audited financial statements for Wes-Tenn and Wes-Tenn's annual reports on Form 10-K for the fiscal years ended December 31, 1990 through 1994 and quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1995; (4) audited financial statements for the Company and the Company's annual reports on Form 10-K for the fiscal years ended December 31, 1990 through 1994 and quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1995; (5) the Joint Prospectus and Proxy Statement with respect to the LF Bancorp Merger; (6) the Joint Prospectus and Proxy Statement with respect to the First Federal merger;
(7) historical pricing information for the BancorpSouth Common Stock and Wes-Tenn Common Stock; (8) certain information with respect to the pricing of transactions which Mercer Capital believes to be comparable to the Merger; and
(9) certain information with respect to the pricing of bank holding companies which Mercer Capital believes to be comparable to the Company.

            As part of its due diligence process, representatives of Mercer Capital met with officers of both the Company and Wes-Tenn and discussed the market for each institution's shares, historical financial performance and prospective performance, asset quality, operating strategies and other matters Mercer Capital believed relevant to the inquiry.

            In arriving at its opinion, Mercer Capital assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available. Mercer Capital did not attempt to verify any such information, nor did it seek to determine the adequacy of the loan loss provision for either institution. Mercer Capital did not conduct a physical inspection of the properties of Wes-Tenn or the Company, nor did its personnel obtain any independent appraisals of any properties.

            The following is a summary of the factors considered in the Fairness Opinion as presented to the Wes-Tenn Board of Directors in the Fairness Memorandum.

            1.  Terms of the Merger Agreement;

            2. An analysis of the consideration proposed to be exchanged in the Merger in relation to indications of fair market value of Wes-Tenn derived through considering comparable guideline transactions, discounted cash flow and earnings dilution analyses;

            3. An analysis of the estimated pro forma changes in book value per share, earnings per share and overall ownership from the perspective of Wes-Tenn shareholders;

            4. A review of the Company's historical financial performance, historical stock pricing, the liquidity of its shares and current pricing in relation to other publicly traded bank holding companies based in the midsouth United States;

            5.  Tax consequences of the Merger for Wes-Tenn shareholders; and,

            6. Restrictions or lack thereof placed on the shares of BancorpSouth Common Stock received by the Wes-Tenn shareholders in the Merger.

            Transaction Overview. Under the terms of the Merger Agreement, dated June 16, 1995, Wes-Tenn shareholders will receive 0.6296 shares of BancorpSouth Common Stock for each share of Wes-Tenn Common Stock as long as the market price of BancorpSouth Common Stock is not less than $32.8738 per share or greater than $44.4763 per share. The Exchange Ratio was based upon a negotiated price of $24.35 per share of Wes-Tenn Common Stock divided by the market price of BancorpSouth Common Stock of $38.675 per share. The negotiated price per share of Wes-Tenn Common Stock corresponds to 2.05 times the adjusted book value of $11.88 per share at May 31, 1995, reflecting certain adjustments to reported book value as agreed by both parties. For purposes of the Merger Agreement, the BancorpSouth Common Stock share price was derived by averaging the mid-point between each day's high "bid" and low "ask" price for the 20 trading days ended on June 13, 1995. The market price for purposes of the Closing will be based upon the average of the mid-point between each day's high "bid" and low "ask" price for the 20 trading days ending immediately prior to the Closing Date.

            The Exchange Ratio may be adjusted as follows:

            1. In the event that the calculated market price is less than $32.8738 per share, Wes-Tenn may, at its option and without penalty, terminate the Merger Agreement unless the Company agrees to recalculate the Exchange Ratio using the following formula for the BancorpSouth Common Stock stock price:

                       $38.675  -  ( $32.8738  -  Recalculated Price ) =
                       BancorpSouth Common Stock Price; or

            2. In the event that the calculated market price is greater than $44.4763 per share, the Company may, at its option and without penalty, terminate the Merger Agreement unless Wes-Tenn agrees to recalculate the Exchange Ratio using the following formula for the BancorpSouth Common Stock stock price:

                       $38.675  +  ( Recalculated Price  -  $44.4763 ) =
                       BancorpSouth Common Stock Price;

            The Exchange Ratio implies that 1,586,096 shares of BancorpSouth Common Stock will be issued for the 2,519,212 outstanding shares of Wes-Tenn Common Stock. No fractional shares will be issued. Instead, fractional shares will be converted into cash.

            Based upon a price of BancorpSouth Common Stock of $40 per share, Wes-Tenn shareholders will receive consideration equal to $25.18 per share of Wes-Tenn Common Stock, while the aggregate consideration will total $63.4 million. The purchase price represents 204% of Wes-Tenn's reported book value of $12.35 per share as of June 30, 1995 and 19.5x Wes-Tenn's pro forma earnings of $1.29 per share for the 12 month period ended June 30, 1995. Mercer Capital noted that Wes-Tenn's reported earnings were $1.38 per share for the 12 month period ended June 30, 1995 and include the results of WTFC since it was acquired by Wes-Tenn on April 3, 1995. As indicated under "Selected Financial Data", pro forma earnings, representing the combined earnings of Wes-Tenn and WTFC for all periods presented, for the 12 month period ended June 30, 1995 are calculated by the following formula: $1.38 per share (pro forma fiscal year 1994 from $1.44 per share) + $0.66 per share (pro forma year to date at June 30, 1995) - $0.75 per share (pro forma year to date at June 30,
1994) = $1.29 per share on a pro forma basis versus $1.38 per share on a reported basis.

            Valuation Analysis. The valuation of Wes-Tenn considered three separate valuation methods: comparable transaction, dilution analysis, and discounted cash flow. The purpose of the valuation analysis was to develop an estimated range of fair market value for Wes-Tenn under the assumption of a change-in-control and compare the results with the pricing of the Merger.

            Comparable Transaction Method. The comparable transaction method seeks to develop an indication of value for a subject company by analyzing prices paid for similar institutions which have been acquired. With regard to the banking industry, most transactions are measured in terms of price/book ratios and price/earnings ratios.

            Although the price/book ratio tends to be the more widely quoted of the two, Mercer Capital noted that the price/earnings ratio is generally more important since acquirors are most concerned with the target's earning capacity. Also, the market's relative pricing of the buyer (in relation to earnings) will dictate the size of an offer before earnings dilution becomes an issue. In addition, price/book multiples vary depending upon the amount of equity used to finance the balance sheet. Price/book ratios tend to decline as equity rises and increase when equity decreases.

            Mercer Capital also noted that price/earnings ratios vary, particularly when the seller's earnings are extremely high or low relative to the industry. In general, price/earnings ratios decline as return on assets increases and rise as earnings fall.

            With regard to Wes-Tenn, Mercer Capital reviewed prices paid for acquired commercial banks in relation to the sellers' book value and earnings as compiled by SNL Securities. The data was divided into four groups: (1) all privately acquired commercial banks, (2) southeastern United States based commercial banks, (3) commercial banks with $100 to $500 million of assets which were acquired for common stock, and (4) commercial banks based in Tennessee, Arkansas and Mississippi.

            Indications of value using the transaction method were based upon Wes-Tenn's earnings of $1.29 per share for the 12 month period ended June
30, 1995 on a pro forma basis and Wes-Tenn's reported book value of $12.35 per share as of the same date.

            Mercer Capital calculated the average price/book ratio for each comparable group in 1994 and 1995. In addition, the median price/earnings ratio was calculated for each comparable group in 1994 and 1995. The respective price/book and price/earnings ratios were then multiplied times Wes-Tenn's book value and earnings per share to derive a range of indicated value. The range of value was then compared with the price offered by the Company.

            The overall range of estimated value based upon the 1994 median price/earnings transaction data was $17.16 per share (13.3 x $1.29) to $22.45 per share (17.4 x $1.29) with a mid-point of $19.80 per share. The overall range of estimated value based upon the 1995 median price/earnings transaction data was $19.74 per share (15.3 x $1.29) to $23.09 per share (17.9 x $1.29)
with a mid-point of $20.83 per share.

            The range of value based upon the 1994 average price/book transaction data as applied to Wes-Tenn's June 30, 1995 book value was $20.62 per share (1.67 x $12.35) to $24.32 per share (1.97 x $12.35). The mid-point for the 1994 transaction data was $22.47 per share. The range of value based upon the 1995 average price/book transaction data as applied to Wes-Tenn's June 30, 1995 book value was $21.97 per share (1.78 x $12.35) to $24.32 per share (1.97 x $12.35). The mid-point for the 1995 transaction data was $23.15 per share.

            Mercer Capital noted that the price offered by the Company slightly exceeded the upper end of the cited ranges based upon the closing price of shares of BancorpSouth Common Stock immediately prior to issuance of the Fairness Memorandum.

            Dilution Analysis. A dilution analysis was conducted whereby hypothetical acquisition offers for Wes-Tenn were generated under the assumption that the buyer would structure an offer so that pro forma earnings dilution would be minimal (generally less than 1.0% for the smaller acquirors and less than 0.50% for the larger buyers) in a stock-for-stock transaction.

            Mercer Capital noted that a dilution analysis can be affected by many things. Relatively higher pricing may be obtainable if the buyer is large in relation to the target, if the buyer's shares are trading at a rich multiple to earnings and/or substantial merger economies are obtainable. The implication is that larger buyers or those with particularly strong stock prices can pay a higher price without incurring much dilution in the acquisition of smaller institutions if they have a strategic or competitive reason to do so.

            A stock-for-stock valuation analysis for Wes-Tenn assuming a non-dilutive merger with Union Planters Corporation, First Tennessee National Corporation, First American Corporation, First Commercial Corporation, and Boatmen's Bancshares was conducted in which the buyers were assumed to realize merger economies on the order of 10% of Wes-Tenn's existing expense structure. The institutions listed above were selected since they are publicly traded with readily available information and, to varying degrees, represented possible acquirors of Wes-Tenn.

            Mercer Capital's analysis indicated an overall range of estimated values of $20.83 per share to $23.74 per share given the constraints of avoiding dilution to pro-forma earnings. The analysis indicated that the Company's offer was at the upper end of likely acquisition prices, unless an acquiror chose to "pay-up" for Wes-Tenn to achieve certain corporate objectives.

            Discounted Cash Flow. A discounted cash flow analysis was also conducted to develop an estimate of value an acquiror might place on Wes-Tenn viewed from the perspective of cash flow potential. Free cash flow for a financial institution differs from the traditional definition typically associated with other industries. Free cash flow for a financial institution is defined as the amount of earnings which can be distributed and still maintain a targeted equity-to-asset ratio since capital management is imperative for financial institutions.

            Value obtained via the discounted cash flow method for Wes-Tenn was defined as equal to the existing excess equity, plus the present value of all distributable earnings projected during the next five years and a terminal value. The terminal value represented the estimated value of Wes-Tenn at the end of the projection period and was based upon a multiple of projected year 2000 earnings. The terminal value was derived by multiplying assumed acquisition multiples of 15.0 and 16.0 times Wes-Tenn's projected year 2000 earnings. The terminal values' price/earnings multiples were selected as ratios which presently approximate national median acquisition multiples for commercial banks as reported by SNL Securities.

            Projections used as a basis for the discounted cash flow analysis were prepared by Mercer Capital with Wes-Tenn management's concurrence as to the reasonableness of the underlying assumptions. Although many assumptions regarding yields, overhead, etc., were made, the projections were geared so that future performance would approximate current earnings (a return on average assets of about 1.15%) with some slight upward bias, while asset growth was assumed modest (about 4.0% per year). The projections also assumed that an acquiror would extract $4.5 million of equity capital immediately, reducing the equity to asset ratio to 7.9% and then maintain a ratio of roughly 7.9 - 8.0% by distributing all earnings beyond what was necessary to maintain the target capital ratio.

            A range of estimated value was derived based upon discount rates, or required rates of return for potential acquirors, of 12.0% to 13.0%, and price/earnings multiples applied to projected year 2000 earnings of 15.0 to
16.0. The indicated values were from $53.2 million ($21.10 per share) to $57.6 million ($22.85 per share). Discount rates used to discount the projected cash flows to their present value represent estimated rates of return an investor would require from an investment in Wes-Tenn. The discount rates were developed using the capital asset pricing model.

            Based upon the three valuation methods, Mercer Capital noted that the terms of the Merger resulted in pricing at the upper end of the indicated range of value based upon the pricing of shares of BancorpSouth Common Stock as of the date the Fairness Memorandum was issued.

            Pro Forma Analysis. Mercer Capital analyzed the prospective change in pro forma dividends per share, earnings per share, book value per share and overall ownership from the perspective of Wes-Tenn shareholders. The following is a summary of Mercer Capital's findings:

            Dividends Per Share. The Company's current indicated dividend of $1.20 per share is equivalent to $0.76 per Wes-Tenn exchange adjusted share, or an increase of 100% above the current Wes-Tenn indicated annual payout of $0.38 per share. Wes-Tenn shareholders will therefore experience a significant increase in the dividend cash flow associated with their investment.

            Earnings Per Share. Pro-forma earnings are estimated to total $2.03 per exchange adjusted share of Wes-Tenn Common Stock for the 12 month period ended June 30, 1995. The increase exceeds Wes-Tenn's latest 12 month earnings (on a pro forma basis for the WTFC acquisition) of $1.29 per share by $0.74, or 57%.

            Book Value Per Share. Exchange adjusted book value is estimated to increase about 32% from $12.35 per share to $16.29 per exchange adjusted share.

            Ownership. The collective ownership of Wes-Tenn shareholders will decline from 100% of Wes-Tenn to approximately 15% of the Company after the Merger is consummated. Collectively, Wes-Tenn shareholders will be the largest shareholder of the Company.

            Mercer Capital has made no warranties or representations regarding the actual change in pro forma earnings and book value and other such calculations for Wes-Tenn shareholders. Where possible, pro forma and pro forma earnings were derived from schedules presented in the Supplement/Proxy Statement. The analysis was developed making certain assumptions regarding accounting treatment and the like. Actual pro forma changes may differ.

            Review of the Company's Financial Performance. Mercer Capital noted that the Company is a $2.8 billion asset institution whose primary subsidiaries operate in Mississippi (Bank of Mississippi and LF Bancorp) and west Tennessee (Volunteer). The Company has completed or announced five acquisitions in the past three years, Volunteer Bancshares, Inc. (Jackson, Tennessee), LF Bancorp, Inc. (Laurel, Mississippi) First Federal Bank for Savings (Starkville, Mississippi), Shelby Bank (Bartlett, Tennessee) and Wes-Tenn. Once the Wes-Tenn acquisition is completed, the Company will have approximately $2.4 billion of assets in Mississippi and $800 million of assets in Tennessee. Mercer Capital noted that the Company is believed to have one or more of the more attractive franchises in Mississippi since it primarily operates in the state's higher growth markets and has avoided the Mississippi delta. Other factors reviewed included (1) historical earnings; (2) balance sheet composition and overall growth trends; (3) asset quality; (4) capital structure; (5) composition of the loan portfolio; (6) deposit and other funding sources; and (7) analysts' outlook for shares of BancorpSouth Common Stock.

            Shareholder Liquidity. Mercer Capital noted that another primary benefit of the Merger is the ability of Wes-Tenn shareholders to exchange illiquid shares of Wes-Tenn Common Stock for the publicly traded shares of BancorpSouth Common Stock, which are listed on Nasdaq. During the past two years, average weekly trading volume of shares of BancorpSouth Common Stock has totaled approximately 25,000 shares. The market for shares of Wes-Tenn Common Stock is nominal. Mercer Capital reviewed the trading history of BancorpSouth Common Stock for the prior two and one-half years and compared it with the Nasdaq. Comparisons were also made with the current and historical valuation of the Company in relation to the mid-south United States (defined as Alabama, Arkansas, Louisiana, Kentucky, Mississippi, Missouri and Tennessee) based bank holding companies which Mercer Capital believed to be comparable to the Company.

            Other Considerations. In addition to the items discussed above, other factors considered in rendering the Fairness Opinion included:

            1. All shares of BancorpSouth Common Stock received by shareholders of Wes-Tenn will be freely transferable, except shares received by persons who are deemed to be "affiliates" of Wes-Tenn as defined under the Securities Act. Rule 145 promulgated under the Securities Act permits affiliates to sell up to 1% of the outstanding shares of BancorpSouth Common Stock in each three month period commencing with the public announcement of the results of 30 days of combined operations. It is expected that no affiliate of Wes-Tenn will own as much as 1% of the outstanding shares of BancorpSouth Common Stock following the Merger. Accordingly, such affiliates should be able to sell their BancorpSouth Common Stock following the public announcement of 30 days of combined operations;

            2. A tax opinion has been issued that the transaction will be treated as a tax-free reorganization under Section 368(a) of the Code for federal income tax purposes. Thus, the Merger will not trigger capital gains tax liabilities for Wes-Tenn shareholders;

            3. The Company appears to represent an attractive acquisition candidate for a larger bank holding company which desires to enter select Mississippi and west Tennessee markets or consolidate existing market share. Thus, a second premium may be realized at some point in the future should the Company be acquired. Mercer Capital, however, made no warranties or representations about such an event occurring, or, in the event of an acquisition, whether or not shareholders of the Company would obtain a premium price;

            4. Wes-Tenn shareholders will benefit through increased diversification. As investors in a bank holding company whose operations span Mississippi and west Tennessee, Wes-Tenn shareholders will not be solely dependent upon the west Tennessee market; and

            5. A number of bank acquisitions entail the granting of options to the buyer by the seller to deter other possible acquirors from making a competing offer. In the case of Wes-Tenn, Mercer Capital did not view the option granted to the Company as problematical since the Company has offered a price which appears to be at the upper end of likely offers from other potential acquirors.

            For its services as a financial advisor, Wes-Tenn paid Mercer Capital a fee of $25,000, plus reasonable out-of-pocket expenses.

REGULATORY APPROVAL

      Consummation of the Merger is conditioned on, among other things, the receipt of approvals by governmental authorities required in connection with the Merger, including approvals by the FDIC and the TDFI.

      As a state non-member bank, Volunteer must file an application with the FDIC for approval of the Merger pursuant to Sections 18(c) and 18(d) of the Federal Deposit Insurance Act. The FDIC may disapprove the application if it finds that the Merger tends to create or result in a monopoly, substantially lessens competition or would be in restraint of trade. Volunteer filed such application with the FDIC on August 18, 1995. Following approval of the application by the FDIC, the United States Department of Justice would have an additional 15 calendar days to submit any adverse comments with regard to the Merger relating to competitive factors. Such approval is expected to be obtained and the waiting period to have expired by November 30, 1995.

      In addition, the Company filed an application on August 18, 1995 with the TDFI for approval of the Merger pursuant to Sections 45-12-101 et seq. of the Tennessee Code Annotated. This application specifically relates to the proposed merger of Wes-Tenn with and into the Company. The TDFI accepted the FDIC application described above with respect to the proposed merger of TCB with and into Volunteer. On October 13, 1995, the TDFI approved the application.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

      At October 1, 1995, the directors and executive officers of Wes-Tenn beneficially owned an aggregate of 383,672 shares of Wes-Tenn Common Stock and, based upon the Exchange Ratio of 0.6296 and assuming such shares are owned at the Effective Time, would receive an aggregate of approximately 241,560 shares of BancorpSouth Common Stock upon consummation of the Merger. See "Description of Wes-Tenn Common Stock -- Beneficial Ownership."

      Pursuant to the Merger Agreement, the Company has agreed to increase the number of directors on Volunteer's Board of Directors by up to eight persons. The Company, as the sole shareholder of Volunteer, will have these additional Volunteer directorships filled by the election of certain Wes-Tenn directors serving as of the consummation of the Merger. The Company has also agreed to nominate following consummation of the Merger a member of the Wes-Tenn Board of Directors, chosen by the Company after consultation with the Wes-Tenn Board of Directors, for a seat on the Board of Directors of the Company. For information regarding the members of the Wes-Tenn Board of Directors, see "Wes-Tenn Management."

ACCOUNTING TREATMENT

      The Company intends to account for the Merger as a pooling of interests. Under this method of accounting, the Company will record the assets and liabilities of Wes-Tenn after the Effective Time at the amounts recorded on the books of Wes-Tenn prior to the Merger. A condition to the performance of each of the parties under the Merger Agreement is the receipt of an opinion of KPMG Peat Marwick LLP that the Merger will qualify as a pooling of interests.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material federal income tax consequences of the Merger. This summary relates only to shares of Wes-Tenn Common Stock held as a capital asset within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States. This summary does not discuss the tax consequences to categories of holders entitled to special treatment under the Code (including, without limitation, foreign persons, tax-exempt organizations, insurance companies, financial institutions and dealers in stocks and securities). No rulings will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the Merger. Shareholders of Wes-Tenn are urged to consult their own tax advisors as to specific tax consequences of the Merger.

      A condition to the consummation of the Merger is the receipt of an opinion of KPMG Peat Marwick LLP, independent certified public accountants, to the effect that (i) assuming the Merger qualifies as a statutory merger under applicable law, the Merger will be a "reorganization" within the meaning of
Section 368(a)(1)(A) of the Code; (ii) Wes-Tenn and the Company will each "be a party to a reorganization" within the meaning of Section 368(b) of the Code, assuming the shareholders of Wes-Tenn have a sufficient continuing ownership interest in the Company to meet the continuity of interest requirement; (iii) no gain or loss will be recognized by Wes-Tenn or the Company as a result of the Merger; (iv) the basis of the assets of Wes-Tenn in the hands of the Company will be the same as the basis of such assets in the hands of Wes-Tenn immediately prior to the Merger; (v) the holding period of the assets of Wes-Tenn acquired by the Company will include the period during which the assets were held by Wes-Tenn; (vi) no gain or loss will be recognized by the Wes-Tenn shareholders upon the receipt of BancorpSouth Common Stock in exchange for shares of Wes-Tenn Common Stock, in connection with the Merger; (vii) the basis of the BancorpSouth Common Stock (including any fractional share interest) received by a Wes-Tenn shareholder in connection with the Merger will be the same as the basis of the shares of Wes-Tenn Common Stock surrendered in exchange therefor; (viii) the holding period of the BancorpSouth Common Stock (including any fractional share interest) received by a shareholder of Wes-Tenn in connection with the Merger will include the holding period of the shares of Wes-Tenn Common Stock surrendered in exchange therefor, provided that the shares of Wes-Tenn Common Stock are held as a capital asset at the Effective Time; and (ix) cash received in lieu of a fractional share of BancorpSouth Common Stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest in BancorpSouth Common Stock.

      The opinion of KPMG Peat Marwick LLP will be based on customary assumptions and representations regarding, among other things, the ownership of shares of Wes-Tenn Common Stock, the future ownership of the BancorpSouth Common Stock and the Company's future business plans. One important assumption is that the continuity of interest test will be met, which requires, among other things, that, at the Effective Time, there will be no plan or intention by shareholders of Wes-Tenn to sell or otherwise dispose of more than 50%, in the aggregate, of the shares of BancorpSouth Common Stock received in the Merger. For purposes of that assumption, the sale or redemption of any shares of Wes-Tenn Common Stock in anticipation of the Merger, as well as the exercise of dissenters' rights, will be treated as a sale of the number of shares of BancorpSouth Common Stock that would have been received in exchange for such shares had they not been sold, redeemed or the subject of dissenters' rights. The opinion of KPMG Peat Marwick LLP will not be binding on the Internal Revenue Service or any court. If the

Merger was determined not to qualify as a "reorganization" under Section 368(a) of the Code, the Merger would be treated as a taxable sale of assets by Wes-Tenn followed by the liquidation of Wes-Tenn.

      A shareholder of Wes-Tenn who receives cash in lieu of a fractional share of BancorpSouth Common Stock in the Merger will recognize gain (or loss) as if the fractional share had been received and then redeemed for the cash. The amount of gain or loss will equal the difference between the amount of cash and the shareholder's basis in the fractional share interest. In such event, any gain or loss recognized will be capital gain (or loss) if the shares of Wes-Tenn Common Stock are held by such shareholders as a capital asset at the Effective Time.

      The receipt of cash for shares of Wes-Tenn Common Stock as a result of the exercise of dissenters' rights will be taxable as a redemption of those shares for the cash. Any shareholder considering the exercise of dissenters' rights should consult the shareholder's tax advisor regarding the tax consequences of exercising dissenters' rights.

      THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGES COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH SHAREHOLDER OF WES-TENN SHOULD CONSULT THE SHAREHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

RESALE RESTRICTIONS

      All shares of BancorpSouth Common Stock received by shareholders of Wes-Tenn in the Merger will be freely transferable, except that shares of BancorpSouth Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Wes-Tenn prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Wes-Tenn generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of Wes-Tenn as well as principal shareholders of Wes-Tenn. Rule 145 permits affiliates to sell up to 1% of the outstanding BancorpSouth Common Stock in each three month period commencing with the public announcement of the results of 30 days of combined operations of the Company and Wes-Tenn. It is expected that no affiliates of Wes-Tenn will own as much as 1% of the outstanding shares of BancorpSouth Common Stock following the Merger. Accordingly, such affiliates should be able to sell their BancorpSouth Common Stock following the public announcement of 30 days of combined operations. Wes-Tenn has agreed to use its best efforts to cause each of its affiliates to deliver to the Company a written agreement providing that such person will not sell, pledge, transfer, or otherwise dispose of the shares of Wes-Tenn Common Stock held by such person except as contemplated by the Merger Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of BancorpSouth Common Stock to be received by such person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of the Company and Wes-Tenn have been published. Shares of BancorpSouth Common Stock issued to affiliates of Wes-Tenn in exchange for Wes-Tenn Common Stock will not be transferable until such time as financial results covering at least 30 days of combined operations of the Company and Wes-Tenn have been published, regardless of whether each such affiliate has provided the written agreement to the Company. This Supplement/Proxy Statement is not intended to be used in connection with the resale of BancorpSouth Common Stock by such affiliates.

COMPARISON OF RIGHTS OF SHAREHOLDERS

      At the Effective Time, shareholders of Wes-Tenn will automatically become shareholders of the Company (except for shareholders of Wes-Tenn who exercise dissenters' rights). The Company is a Mississippi corporation which is governed by provisions of the Mississippi Business Corporation Act, the Company's Restated Articles of Incorporation, as amended, and its Bylaws. Wes-Tenn is a Tennessee corporation governed by provisions of the Tennessee Business Corporation Act, Wes-Tenn's Charter and its Bylaws. See "Comparison of Rights of Shareholders."

STOCK OPTION AGREEMENT

      In conjunction with, and in furtherance of, the execution of the Merger Agreement, the Company and Wes-Tenn entered into the Stock Option Agreement whereby the Company was granted the Option to purchase up to 472,441 shares of Wes-Tenn Common Stock at a cash purchase price of $18 per share.

      The Option may be exercised by the Company, in whole or in part, at any time or from time to time, on or before the earlier to occur of (i) the consummation of the Merger or (ii) 12 months after the first occurrence, without prior written consent of the Company, of (A) Wes-Tenn or TCB entering into, or the Wes-Tenn Board of Directors recommending that Wes-Tenn shareholders approve, an agreement to engage in an Acquisition Transaction with any person or entity other than the Company, or (B) any person or entity other than the Company acquiring beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Wes-Tenn Common Stock. In the event that an Acquisition Transaction with Wes-Tenn is consummated by a party other than the Company, the Company may elect, in lieu of exercise of the Option, to receive $3 million in cash. The Company may also elect to receive a lesser amount of cash that may be paid by Wes-Tenn without obtaining prior regulatory approval and to exercise the Option as to a pro rata number of shares of Wes-Tenn Common Stock subject to the Option, based on the amount of cash payment to the Company.

      The Stock Option Agreement could make an Acquisition Transaction involving Wes-Tenn more costly to effect because of the $3 million cash payment provision or the necessity of acquiring shares of Wes-Tenn Common Stock acquired by the Company under the Option.

                              THE MERGER AGREEMENT


      The following is a brief summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference. A copy of the Merger Agreement, without exhibits and schedules, is being furnished separately to each shareholder of Wes-Tenn concurrently with this Supplement/Proxy Statement.

THE MERGER

      Subject to the terms and conditions of the Merger Agreement, at the Effective Time, Wes-Tenn will be merged with and into the Company, and the separate existence of Wes-Tenn will cease. The Company will be the surviving corporation in the Merger and will continue to be governed by the laws of the State of Mississippi, and the separate corporate existence of the Company and all of its rights and liabilities as a banking corporation organized under the laws of the State of Mississippi will continue. The shares of Wes-Tenn Common Stock will be converted into shares of BancorpSouth Common Stock in a transaction intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes.

      The Merger is to be consummated at the offices of Waller Lansden Dortch & Davis, Nashville, Tennessee, special counsel to the Company, on or before 30 days following the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement (the "Closing Date") at 11:00 a.m. Central Time, or at any other place and date as the parties fix by mutual consent. Subject to and in accordance with the laws of the States of Mississippi and Tennessee, the Effective Time will occur at 5:00 p.m. Central Time on the Closing Date or such other time as of which the Merger shall have become effective in accordance with the applicable provisions of the States of Mississippi and Tennessee.

      At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Wes-Tenn, each share of Wes-Tenn Common Stock, other than shares held by dissenting shareholders, will be converted into, and become exchangeable for, the Merger Consideration, consisting of 0.6296 shares of BancorpSouth Common Stock (subject to adjustment as described below), in accordance with the Exchange Ratio, and cash in lieu of the issuance of fractional shares of BancorpSouth Common Stock. The Exchange Ratio was determined through arm's-length negotiations between the management of the Company and management of Wes-Tenn.

      The Exchange Ratio is to be adjusted in the event that the Recalculated Price, the average of the high "bid" and low "ask" prices per share of BancorpSouth Common Stock for each of the 20 trading days immediately preceding the Closing Date, is less than $32.8738 or more than $44.4763. If the Recalculated Price is less than $32.8738, Wes-Tenn may terminate the Merger Agreement unless the Company agrees to recalculate the Exchange Ratio as set forth in the Merger Agreement and described herein under "The Merger -- Fairness Opinion." If the Recalculated Price is greater than $44.4763, the Company may terminate the Merger Agreement unless Wes-Tenn agrees to recalculate the Exchange Ratio as set forth in the Merger Agreement and described herein under "The Merger -- Fairness Opinion."

EXCHANGE PROCEDURES

      On or prior to the Closing Date, the Company will direct Trust Company Bank, Atlanta, Georgia (the "Exchange Agent") to issue certificates representing shares of BancorpSouth Common Stock to be issued in the Merger. The Company will also deposit with the Exchange Agent the cash required to make cash payments in lieu of fractional shares.

      From and after the Effective Time, each holder of a certificate which immediately prior to the Effective Time represented outstanding shares of Wes-Tenn Common Stock ("Wes-Tenn Certificate"), other than shares with respect to which dissenters' rights, if any, are granted by reason of the Merger under the Tennessee Code, will be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of BancorpSouth Common Stock into which such holder's shares of Wes-Tenn Common Stock were converted and cash in lieu of any fractional shares. Notwithstanding any other provision of the Merger Agreement, until holders or transferees of Wes-Tenn Certificates have surrendered such certificates for exchange as provided herein, no dividends shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made. Upon surrender of a Wes-Tenn Certificate, there shall be paid to the holder of such certificate, without interest, the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of BancorpSouth Common Stock represented by the certificate or certificates issued upon such surrender.

      As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a Wes- Tenn Certificate a notice and transmittal form advising such holder of the effectiveness of the Merger and the procedure for use in effecting the surrender of Wes-Tenn Certificates in exchange for certificates representing shares of BancorpSouth Common Stock. Upon surrender of Wes-Tenn Certificates to the Exchange Agent the certificates shall be cancelled.

      No fractional shares of BancorpSouth Common Stock will be issued upon the surrender for exchange of Wes-Tenn Certificates and no BancorpSouth Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of Wes-Tenn Common Stock who would otherwise be entitled to a fractional share of BancorpSouth Common Stock upon surrender of Wes-Tenn Certificates for exchange, will be entitled to receive from the Exchange Agent a cash payment in lieu of such fractional share equal to such fraction multiplied by $38.675, subject to adjustment in the event that the Exchange Ratio is recalculated. If the Recalculated Price is less than $32.8738, then the amount used to determine payment for fractional shares will be $38.675 less ($32.8738 less the Recalculated Price) or, if the Recalculated Price is greater than $44.4763, such amount will be $38.675 plus (the Recalculated Price less $44.4763).

REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains certain representations and warranties by Wes-Tenn to the Company, including those relating to: (i) brokers' and finders' fees with respect to the Merger; (ii) employee benefit plans; (iii) tax matters; (iv) insurance policies; (v) rights and licenses owned and/or used;
(vi) material contracts; (vii) clear title to assets and properties; (viii) books of account and corporate records maintained in substantial compliance with legal and accounting requirements; and (ix) ownership of BancorpSouth Common Stock by Wes-Tenn or its directors and officers.

      The Merger Agreement contains certain representations and warranties by each of the Company and Wes-Tenn to the other party, including those relating to: (i) their respective due organization, power and standing; (ii) the authorization, execution, delivery and enforceability of the Merger Agreement;
(iii) their respective capital structures; (iv) the absence of conflicts with their respective governing documents or any law, rule, regulation, judgment, decree, order or agreement to which they are subject; (v) since December 31, 1994, the incurrence of any material liability, except in the ordinary course of business, any material adverse change in their respective business, operations, assets or condition, any material change in their respective mode of management, operation or method of accounting, or any failure to operate their respective business in all material respects in the ordinary course consistent with their respective past practice; (vi) the absence of pending or threatened judicial or administrative proceedings, except as disclosed; (vii) full compliance with the law; (viii) all governmental authorizations necessary for the conduct of business; (ix) supervisory matters, including provision of copies of correspondence and written agreements; (x) absence of certain changes or events; (vii) this Supplement/Proxy Statement;
(xi) reports filed under the Exchange Act; and (xii) the accuracy of such representations and warranties as of the date this Supplement/Proxy Statement is mailed to shareholders and as of the Closing Date.

CONDUCT OF BUSINESS PENDING THE MERGER

      Wes-Tenn has agreed, among other things, prior to the consummation of the Merger, to conduct its operations according to its usual, regular and ordinary course in substantially the same manner as theretofore conducted. Except with the prior written consent of the Company, Wes-Tenn will not, among other things, (i) enter into any contract or instrument involving expenditure or lending of money or credit in excess of its legal lending limit; (ii) issue any shares of Wes-Tenn Common Stock or TCB capital stock, or grant any stock options or rights convertible into Wes-Tenn Common Stock or TCB capital stock;
(iii) declare, set aside or pay any dividend other than quarterly dividends in an amount not to exceed $0.0950 per share of Wes-Tenn Common Stock; (iv) make any change in its capital stock or amend its governing documents; (v) make any capital expenditures of more than $50,000 individually or $100,000 in the aggregate; (vi) enter into any contracts or agreements that cannot be terminated without penalty and/or notice of not more than 30 days; or (vii) encourage, solicit or initiate any proposals or offers from any person (other than with respect to the Merger) relating to any acquisition of all or a substantial portion of the assets of Wes-Tenn, or any merger, consolidation or business combinations with Wes-Tenn, or, except as required by fiduciary obligations, participate in any discussions or negotiations regarding the foregoing.

      Wes-Tenn and the Company have each agreed to afford the officers and representatives of the other party, until consummation of the Merger, full access to their business records, to use their best efforts to consummate the transactions contemplated by the Merger Agreement, to take no action that would adversely affect governmental approval of the Merger and to use reasonable care to ensure that the Merger qualifies for the pooling of interests method of accounting.

CONDITIONS TO CONSUMMATION OF THE MERGER

      The obligations of the Company and Wes-Tenn under the Merger Agreement are subject to satisfaction of the following conditions on or prior to the Closing Date, unless waived: (i) receipt of approvals from all appropriate state and federal governmental authorities, including the FDIC and the TDFI, required in connection with the Merger not later than December 16, 1995 (which date may be extended to March 16, 1996, upon request by the Company and approval by Wes-Tenn), subject to no conditions which in the reasonable judgment of the Company would restrict its or its subsidiaries' operations and business activities following the Merger; (ii) any waiting period required prior to the Merger shall have elapsed, and the Merger shall not be then enjoined, restrained or prohibited by a court, tribunal or government agency;
(iii) the Merger Agreement shall have been adopted and approved by a majority vote of the shareholders of Wes-Tenn; (iv) Wes-Tenn shall have obtained the Fairness Opinion, dated as of the mailing date, that the transactions contemplated by the Merger Agreement are fair from a financial point of view;
(v) the
representations and warranties of each party in the Merger Agreement shall have been true and correct when made and, in addition, shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date; (vi) receipt by the Company and Wes-Tenn of an opinion of KPMG Peat Marwick LLP that the Merger will qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes; (vii) the amount of cash consideration payable by the Company to shareholders of Wes-Tenn shall not exceed 9.9% of the total consideration in the Merger or such lesser amount required for the Merger to qualify as a pooling of interests; (viii) the Amendment to the Registration Statement shall have been declared effective by the Commission, no order suspending the sale of the shares of BancorpSouth Common Stock in any jurisdiction shall have been issued and no proceedings for that purpose shall have been instituted or shall be, to the Company's knowledge, contemplated;
(ix) the shares of BancorpSouth Common Stock to be issued in the Merger shall have been qualified for listing on Nasdaq; and (x) each party shall have performed in all material respects all obligations and agreements and complied with all covenants contained in the Merger Agreement to be performed and complied with by such party on or prior to the Closing Date.

      The obligations of Wes-Tenn under the Merger Agreement are subject to satisfaction of the following additional conditions on or prior to the Closing Date, unless waived: (i) between June 16, 1995 (the date of the Merger Agreement) and the Closing Date, there shall not have occurred any material adverse change in the assets, business, operations, employees, revenue, income, prospects, condition (financial or otherwise), liabilities, net worth or results of operations of the Company, taken as a whole, provided that changes in the market price of BancorpSouth Common Stock shall not be considered with respect to this condition; and (ii) the Company shall have delivered to Wes-Tenn an opinion or opinions of counsel, dated as of the Closing Date, in form and substance satisfactory to Wes-Tenn and its counsel.

      The obligations of the Company under the Merger Agreement are subject to the satisfaction of the following additional conditions on or prior to the Closing Date, unless waived: (i) between June 16, 1995 (the date of the Merger Agreement) and the Closing Date, there shall not have occurred any material adverse change in the assets, business, operations, employees, revenue, income, prospects, condition (financial or otherwise), liabilities, net worth or results of operations of Wes-Tenn; (ii) Wes-Tenn shall have delivered to the Company an opinion or opinions of counsel, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company and its counsel;
(iii) the officers and directors of Wes-Tenn shall have submitted their resignations from such positions, effective as of the Effective Time; (iv) not more than 2,519,212 shares of Wes-Tenn Common Stock shall be outstanding immediately prior to the Effective Time, and no other securities exchangeable for any equity security of Wes-Tenn or TCB shall be outstanding; and (v) Wes-Tenn shall have delivered a letter from Wes-Tenn's independent certified public accountants with respect to the financial information of Wes-Tenn.

EMPLOYMENT OF WES-TENN EMPLOYEES

      The Company has undertaken to provide employees of TCB who are hired as employees of Volunteer following the Merger with the same employee benefits as other new hires of Volunteer, to give effect to all prior years of service with TCB for purposes of determining employee benefit eligibility waiting periods (but not benefit vesting or accrual), and to waive any uninsured waiting period otherwise applicable to health insurance provided to such employees. Such TCB employees will be given credit for vesting purposes under the Company's 401(k) plan for past years of service with TCB if such credit can be given under applicable law without amending or violating the terms of the Company's 401(k) plan. The Company has no obligation to hire any employees of Wes-Tenn or TCB in any capacity.

      The Company has also agreed to provide the executive officers and directors of Wes-Tenn, for a period of three years following the Merger, with indemnification against liabilities asserted against such persons for actions or omissions in their official capacities prior to the Merger on the same terms provided by Wes-Tenn.

FILING FOR REGULATORY APPROVAL

      The Company and Wes-Tenn have each agreed to cooperate in the preparation and submission of applications or other documents to be filed in connection with regulatory approval of the Merger and to furnish information reasonably necessary with respect to applying for such approval.

AMENDMENT OF THE MERGER AGREEMENT

      The Merger Agreement may be amended or discharged by a written agreement between the parties. However, after approval of the Merger Agreement by Wes-Tenn's shareholders, the parties may not amend the Merger Agreement if such amendment would affect the rights of the Wes-Tenn shareholders.

TERMINATION OF THE MERGER AGREEMENT

      The Company or Wes-Tenn may, on or at any time prior to the Closing Date, terminate the Merger Agreement: (i) by mutual written consent authorized by the Boards of Directors of the Company and Wes-Tenn, (ii) by either party, upon delivery of written notice to the other party, if any event occurs that renders impossible the satisfaction in any material respect of one or more of the conditions set forth in the Merger Agreement to the obligations of the notifying party, and noncompliance is not waived by the notifying party; (iii) as stipulated in the Merger Agreement with respect to the rights of the parties to terminate upon refusal to recompute the Exchange Ratio; or (iv) by either party, if the Effective Time does not occur on or before March 31, 1996 (subject to extension in the event that the parties agree to extend the period for obtaining governmental approvals of the Merger), or any court of competent jurisdiction in the United States or other federal or state governmental body shall have issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Merger or other transactions contemplated and such order, decree, ruling or other action shall become final and non-appealable.

                      DESCRIPTION OF WES-TENN COMMON STOCK

VOTING SECURITIES

      Shareholders of record of Wes-Tenn Common Stock as of the close of business on October 1, 1995 are entitled to one vote for each share of Wes-Tenn Common Stock then held at the Special Meeting. At October 1, 1995, Wes-Tenn had 2,519,212 shares of Wes-Tenn Common Stock issued and outstanding, which is the only outstanding class of Wes-Tenn's capital stock.

      The presence in person or by proxy of at least a majority of the outstanding shares of Wes-Tenn Common Stock entitled to vote is necessary to constitute a quorum at the Special Meeting. In the event that there are not sufficient votes present for a quorum, or to ratify any proposal at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit the further solicitation of proxies. For a description of the rights and privileges of holders of Wes-Tenn Common Stock and a comparison of those rights with those of the BancorpSouth Common Stock, see "Comparison of Rights of Shareholders."

BENEFICIAL OWNERSHIP

      Persons and groups owning in excess of 5% of the Wes-Tenn Common Stock are required to file certain reports with the Commission regarding such ownership pursuant to the Exchange Act. At October 1, 1995 there were no owners of record of 5% or more of Wes-Tenn Common Stock. The following table sets forth certain information regarding the beneficial ownership at October 1, 1995 of shares of Wes-Tenn Common Stock by the directors and executive officers of Wes-Tenn.

                                                                                     Percentage of Outstanding
                                                                                         Shares of Wes-Tenn
                                                   Shares of Wes-Tenn Common                Common Stock
 Name of Beneficial Owner                         Stock Beneficially Owned(1)         Beneficially Owned(1)(2)
 ------------------------                         ---------------------------         ------------------------
 Billy G. Barnes . . . . . . . . . . . . .                  18,584(3)                            *

 Duke H. Brasfield . . . . . . . . . . . .                  75,908(4)                           3.01%

 Billy W. Burrough . . . . . . . . . . . .                  24,000(5)                            *

 Charles M. Ennis  . . . . . . . . . . . .                  71,208(6)                           2.83

 Arvis H. Fletcher . . . . . . . . . . . .                  16,480                               *

 Fletcher H. Goode . . . . . . . . . . . .                  31,448                              1.25

 J. P. Mohon . . . . . . . . . . . . . . .                  16,000                               *

 Earl M. Quinley . . . . . . . . . . . . .                  22,368                               *

 Hugh T. Simonton, Jr. . . . . . . . . . .                  11,000                               *

 Billy L. Smith  . . . . . . . . . . . . .                  13,784                               *

 Stephen N. Smith  . . . . . . . . . . . .                  39,676(7)                           1.57

 Don M. Stephens . . . . . . . . . . . . .                   6,040                               *

 Henry S. Vaughan  . . . . . . . . . . . .                  26,000                              1.03

 E.K. Williams . . . . . . . . . . . . . .                  11,176(8)                            *

 Officers and Directors as a Group (15 Persons)            383,672                             15.23

___________________________
 *    Less than 1%
(1) Includes shares of Wes-Tenn Common Stock as to which such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power. Of the shares of Wes-Tenn Common Stock shown, none represent shares of Wes-Tenn Common Stock which may be acquired within 60 days through an exercise of an option, warrant or right, conversion of a convertible security or revocation of a revocable trust. Unless otherwise indicated, a shareholder possesses sole voting and investment power with respect to all of the shares of Wes-Tenn Common Stock shown opposite his name.
(2)   Based upon 2,519,212 shares of Wes-Tenn Common Stock outstanding.
(3) Includes 3,264 shares of Wes-Tenn Common Stock owned by Mr. Barnes' wife, Peggy Barnes, for which Mr. Barnes shares voting and investment power.
(4) Includes 26,996 shares of Wes-Tenn Common Stock owned by Mr. Brasfield's wife, Martha B. Brasfield, and 2,928 shares in custodial accounts for Mr. Brasfield's children. Mr. Brasfield shares voting and investment power for the above mentioned shares.
(5) Includes 12,000 shares of Wes-Tenn Common Stock owned by Mr. Burrough's wife, Mary Jane Burrough, for which Mr. Burrough shares voting and investment power.
(6) Includes 3,584 shares of Wes-Tenn Common Stock owned by Mr. Ennis' wife, Patricia S. Ennis, for which Mr. Ennis shares voting and investment power.
(7) Includes 1,692 shares of Wes-Tenn Common Stock owned by Mr. Smith's wife, Kaye P. Smith, for which Mr. Smith shares voting and investment power.
(8) Includes 1,160 shares of Wes-Tenn Common Stock owned by Mr. Williams' wife, Nell Shoaf Williams, for which Mr. Williams shares voting and investment power.

                              WES-TENN MANAGEMENT

        The following sets forth certain information regarding the members of the Wes-Tenn Board of Directors:

                                                                                    YEAR FIRST
                                                              PRINCIPAL             BECAME A         TERM
                   NAME                           AGE         OCCUPATION            DIRECTOR        EXPIRES
                   ----                           ---         ----------            ----------      -------
             Billy G. Barnes . . . . . . . . .    67          Retired Merchant        1992           1997
             Duke H. Brasfield . . . . . . . .    48          Attorney                1985           1999
             Billy W. Burrough . . . . . . . .    65          Postmaster,             1992           1998
                                                              Retired Merchant
             Charles M. Ennis  . . . . . . . .    45          President and           1992           1999
                                                              Chief Executive
                                                              Officer of Wes-
                                                              Tenn and TCB
             Arvis H. Fletcher . . . . . . . .    65          Retired Farmer          1967           1998
             Fletcher H. Goode . . . . . . . .    65          Physician               1992           1997
             J.P. Mohon  . . . . . . . . . . .    73          Retired Farmer          1979           1997
             Earl M. Quinley . . . . . . . . .    70          Retired Banker          1992           1998
             Hugh T. Simonton, Jr. . . . . . .    51          Paint Contractor        1989           1999
             Billy L. Smith  . . . . . . . . .    69          Retired Merchant        1985           1998
             Stephen N. Smith  . . . . . . . .    52          Insurance Agent         1987           1999
             Henry S. Vaughan  . . . . . . . .    73          Retired County          1954           1998
                                                              Executive
             E.K. Williams . . . . . . . . . .    77          Retired Pharmacist      1968           1997

__________________________

        Mr. Barnes formerly served as the President of San-Bar, Inc., a retail company located in Somerville, Tennessee.

        Mr. Brasfield is an attorney practicing with Brasfield and Brasfield, Covington, Tennessee.

        Mr. Burrough is a retired merchant and serves as postmaster in Drummonds, Tennessee.

        Mr. Ennis served in various management capacities of Wes-Tenn and TCB from 1972 to May 1989. In May 1989, he became President of Tri-County. Mr. Ennis served in that capacity until April 1993, at which time Tri-County merged with TCB and Mr. Ennis was named President of TCB. He became Chief Executive Officer of TCB in October 1993 and was named President and Chief Executive Officer of Wes-Tenn in January 1994.

        Mr. Fletcher is a retired farmer in Burlison, Tennessee.

        Dr. Goode is a practicing ophthalmologist in Millington and Covington, Tennessee.

        Mr. Mohon, who was President of Coleman Motor Co., Inc., a farm implement dealership in Covington, Tennessee, from 1962 to 1983, is currently retired.

        Mr. Quinley formerly served as President of Tri-County. He is currently retired.

        Mr. Simonton is a partner in Hugh Simonton & Sons, a family-owned painting contractor business in Covington, Tennessee.

        Mr. Billy L. Smith, formerly President of Smith Oil Company, Inc., in Covington, Tennessee, is currently retired.

        Mr. Stephen N. Smith is an insurance agent for Jamieson & Fisher Insurance Agency, in Covington, Tennessee.

        Mr. Vaughan, formerly county executive of Tipton County, Tennessee, is currently retired.

        Mr. Williams, a pharmacist and former owner of Covington Drug Store in Covington, Tennessee, is currently retired.

                      COMPARISON OF RIGHTS OF SHAREHOLDERS

    The following is a comparison of the rights a shareholder of Wes-Tenn now possesses under applicable governing authority and would possess as a shareholder of the Company with respect to the various factors set forth below:

VOTING RIGHTS; CUMULATIVE VOTING

    Wes-Tenn - The Bylaws of Wes-Tenn, as amended (the "Wes-Tenn Bylaws"), provide that each share of issued and outstanding Wes-Tenn Common Stock entitles the holder to one vote on each matter with respect to which shareholders are entitled to vote. Neither the Wes-Tenn Bylaws nor the Charter of Wes-Tenn, as amended (the "Wes-Tenn Charter"), provide for cumulative voting by shareholders.

    Company - The Restated Articles of Incorporation of the Company, as amended (the "BancorpSouth Charter") provides that each share of issued and outstanding BancorpSouth Common Stock entitles the holder to one vote on each matter with respect to which shareholders are entitled to vote. The BancorpSouth Charter and Bylaws do not provide for cumulative voting by shareholders.

CHANGE OF CONTROL

    Wes-Tenn - The Wes-Tenn Charter and Bylaws contain several provisions which make a change of control of Wes-Tenn more difficult to accomplish without the approval of the Board of Directors of Wes-Tenn. The Board of Directors of Wes-Tenn is divided into three classes so that only one-third of the directors will be subject to re-election at each annual meeting of the shareholders of Wes-Tenn. The Wes-Tenn Charter also provides that the affirmative vote of the holders of not less than 75% of the outstanding voting stock of Wes-Tenn is required in the event that the Board of Directors of Wes-Tenn does not recommend to the shareholders of Wes-Tenn a vote in favor of a merger or consolidation of Wes-Tenn with, or a sale, exchange or lease of all or substantially all of the assets of Wes-Tenn to, any person or entity. The Wes-Tenn Charter and Bylaws do not provide for any preemptive rights of Wes-Tenn shareholders.

    Certain Tennessee statutes provide additional restrictions on changes in control of Tennessee corporations, such as Wes-Tenn. The Tennessee Business Combination Act ("TBCA") provides that a shareholder owning 10% or more of the outstanding voting stock of a Tennessee corporation cannot engage in a business combination with the corporation unless the combination (i) takes places at least five years after the shareholder first acquired 10% or more of the corporation's voting stock, and (ii) either (A) the business combination is approved by at least two-thirds of the non- interested voting shares of the corporation or (B) satisfies certain fairness conditions specified in the TBCA. However, such requirements do not apply if the combination is approved by the corporation's board of directors before the shareholder attains such ownership percentage, or the corporation may enact a charter amendment or bylaw to remove itself entirely from the TBCA. Wes-Tenn has not adopted a charter or bylaw amendment removing Wes-Tenn from coverage under the TBCA.

    The Tennessee Control Share Acquisition Act contains provisions similar to those of Mississippi's control share acquisition act described below. The Tennessee Investor Protection Act ("TIPA") applies to tender offers directed at corporations that have substantial assets in Tennessee and are either incorporated in or have a principal office in Tennessee. The TIPA requires an offeror making a tender offer for an offeree company to file a registration statement with the Tennessee Commissioner of Commerce and Insurance, who may require additional information related to the takeover offer and may call for hearings. The TIPA does not apply to an offer that the offeree company's board of directors recommended to its shareholders. The Tennessee Greenmail Act ("TGA") applies to any Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered under Section 12(g) of the Exchange Act, such as Wes-Tenn. The TGA provides that it is unlawful for any corporation or subsidiary to purchase any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3% of the class of the securities purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock or the corporation makes an offer of at least equal value per share to all holders of shares of such class.

    Company - The BancorpSouth Charter contains several provisions which make a change of control of the Company more difficult to accomplish without the approval of the Board of Directors of the Company. The Board of Directors of the Company is divided into three classes so that only one-third of the directors will be subject to reelection at each annual meeting of the shareholders of the Company. The BancorpSouth Charter also provides that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of the Company is required in the event that the Board of Directors of the Company does not recommend to the shareholders of the Company a vote in favor of a merger or consolidation of the Company with, or a sale or lease of all or substantially all of the assets of the Company to, any person or entity. In addition, the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of the Company, as well as at least 67% of the outstanding shares of voting stock of the Company not held by a person owning or controlling 20% or more of the Company's voting stock ("Controlling Person"), shall be required for the approval of a merger, consolidation, or sale or lease of all or substantially all of the Company's assets with or to a Controlling Person, except in certain instances. The Company has implemented a shareholders' rights plan under which a common stock purchase right attaches to and trades with each share of BancorpSouth Common Stock. Upon the occurrence of certain events, including the acquisition of or tender for 20% or more of the outstanding shares of BancorpSouth Common Stock by any person, then the holders of each such purchase right (except those held by the acquiring person) will be entitled to purchase a share of BancorpSouth Common Stock at 50% of the then current market price.

    Certain Mississippi statutes provide additional restrictions on changes in control of Mississippi corporations, such as the Company. The Mississippi Shareholder Protection Act ("MSPA") regulates business combinations such as mergers, consolidations and asset purchases where before or after the transaction the acquiror became the beneficial owner of 20% or more of the voting power of the outstanding stock of the corporation. The MSPA requires a business combination with an interested shareholder to be approved by (i) 80% of the votes entitled to be cast by outstanding shares of voting stock, voting as a single class and (ii) two-thirds of the votes entitled to be cast which are held by the disinterested shareholders of the corporation, voting as a single class. However, a business combination is not subject to these voting requirements if the business combination meets certain fairness standards set forth in the MSPA or is approved by 80% of certain directors of the corporation.

    The Mississippi Control Share Acquisition Act removes voting rights from a purchaser's shares of voting stock of certain Mississippi corporations in the event that an acquisition of shares of such a corporation's voting stock brings the purchaser's voting power to 20%, one-third or a majority of all voting power. The purchaser's voting rights can be established only by a majority vote if the purchaser announces a good faith intention to make the control share acquisition; however, the control shares will regain the voting rights three years after the date of a shareholder's vote which failed to approve the voting rights of such control shares. The Mississippi Business Tender Offer Law ("MBTOL") applies to tender offers directed at corporations that have substantial assets in Mississippi and at least 20% of their outstanding equity securities are owned by residents of Mississippi, and requires an offeror making a tender offer for a subject company to file a registration statement with the Mississippi Secretary of State, who may require additional information concerning the takeover and may call for hearings. Certain transactions are exempted from the MBTOL, including an offer in which the consideration is in whole or part securities registered under the Securities Act.

BOARD OF DIRECTORS

    Wes-Tenn - The Wes-Tenn Bylaws provide that the Board of Directors of Wes-Tenn is to have the entire management of the business of Wes-Tenn. Wes-Tenn's Board of Directors is to consist of nine to 19 members, as determined from time to time by resolution adopted by three-fourths of Wes-Tenn's Board of Directors. At October 1, 1995, the Wes-Tenn Board of Directors consisted of 13 members. The members of Wes-Tenn's Board of Directors are divided into three classes, with the classes elected for staggered three-year terms.

    Company - The Company's Bylaws provide that the business and affairs of the Company are to be managed by the Company's Board of Directors. The Company's Board of Directors is to consist of nine to 24 members, as determined from time to time by the Company's Board of Directors, and at October 1, 1995, consisted of 12 members. The members of the Company's Board of Directors are divided into three classes, with the classes elected for staggered three-year terms.

REMOVAL OF DIRECTORS

    Wes-Tenn - The Wes-Tenn Bylaws provide that a director may be removed without cause by a majority vote of the shareholders. A director may be removed for cause by a majority of the entire Board of Directors of Wes-Tenn.

    Company - The BancorpSouth Charter provides that a director of the Company may be removed for cause by the affirmative vote of a majority of the entire Board of Directors of the Company, and may be removed by the shareholders of the Company only for cause.

INDEMNIFICATION OF MANAGEMENT

    Wes-Tenn - The Wes-Tenn Charter provides that the personal liability of directors to Wes-Tenn or its shareholders for monetary damages for breach of fiduciary duty is eliminated to the maximum extent authorized by Sections 48-18-1501 et seq. of the Tennessee Business Corporation Act, except that liability is not eliminated for breach of a director's duty of loyalty to Wes-Tenn or its shareholders, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of laws, or for any unlawful distribution under Section 48-18-304 of the Tennessee Business Corporation Act. The Wes-Tenn Bylaws provide that Wes-Tenn may indemnify actual expenses of any action or proceeding to any person made a party to such proceeding by reason of being or having been an officer, director or employee of Wes-Tenn or serving in such capacity at the request of Wes-Tenn. Indemnification is not available when the indemnitee is finally adjudged to be guilty or liable for gross negligence, willful misconduct or criminal acts in furtherance of his or her duties to Wes-Tenn. Indemnification is only available in relation to any compromise settlement with the approval of either a court of competent jurisdiction or the holders of record of a majority of the outstanding shares of Wes-Tenn or the Board of Directors acting by vote of directors not parties to the same or substantially the same action constituting a majority of the whole number of directors. The Wes-Tenn Bylaws authorize Wes-Tenn, upon an affirmative vote of the majority of its Board of Directors, to purchase insurance for the purpose of indemnifying its officers and directors.

    Company - The BancorpSouth Charter provides that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for any action or failure to act as a director, except for liability for the amount of a financial benefit received by a director to which he is not entitled, an intentional infraction of harm on the Company or its shareholders, a violation of Section 79-4-8.33 of the Mississippi Business Corporation Act, or an intentional violation of criminal law. The BancorpSouth Charter also provides that, if the law of Mississippi is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Company is to be eliminated or limited to the fullest extent permitted by such amended provisions. In addition, the BancorpSouth Charter provides that the Company shall indemnify, and upon request shall advance expenses to any officer or director who was, or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding because such person is or was a director or officer of the Company. The BancorpSouth Charter provides that the Company may purchase and maintain insurance on behalf of such person.

PERMITTED ACTIVITIES

    Wes-Tenn - The Wes-Tenn Charter provides that Wes-Tenn may exercise all powers of a bank holding company, engage in any and all banking and non-banking activities allowed for such a bank holding company, and do everything advisable or convenient for the accomplishment of these purposes, and do any other act connected with these purposes not forbidden by law.

    Company - The BancorpSouth Charter provides that the Company may engage in any business activity or exercise any power permitted by law.

RIGHTS OF SHAREHOLDERS TO CALL SPECIAL MEETINGS

    Wes-Tenn - The Wes-Tenn Bylaws provide that special meetings of the shareholders may be called by the President of Wes-Tenn or by a majority of the Board of Directors or whenever one or more shareholders who are entitled to vote and hold at least 10% of the Wes-Tenn Common Stock issued and outstanding make written application to the Secretary of Wes- Tenn stating the time, place and purpose of the special meeting.

    Company - The BancorpSouth Charter provides that special meetings of the shareholders of the Company may be called by the Chief Executive Officer or Secretary of the Company, or by the holders of not less than a majority of the shares entitled to vote at such meeting.

                                 LEGAL MATTERS

    The validity of the shares of BancorpSouth Common Stock to be issued to the shareholders of Wes-Tenn in the Merger will be passed upon by Waller Lansden Dortch & Davis, Nashville, Tennessee, special counsel to the Company. Certain matters concerning the Merger will be passed upon on behalf of the Company by Riley, Ford, Caldwell & Cork, P.A., Tupelo, Mississippi. Frank A. Riley, a shareholder of such firm, is a director of the Company. Certain legal matters concerning the Merger will be passed upon on behalf of Wes-Tenn by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee.


                                    EXPERTS

    The Consolidated Financial Statements of the Company, as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference in this Supplement/Proxy Statement and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP refers to the Company, adopting the provisions of Financial Accounting Standards Board's Statement of Financial Account Standard No. 109, "Accounting for Income Taxes" in 1993 and Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

    The Consolidated Financial Statements of Wes-Tenn as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, included in this Supplement/Proxy Statement and in the Registration Statement, are included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP refers to Wes-Tenn adopting the provisions of Financial Accounting Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1993.

                                    ANNEX A


            TENNESSEE BUSINESS CORPORATION ACT -- DISSENTERS' RIGHTS

             PART 1-RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

    48-23-101.        DEFINITIONS. -- (1) "Beneficial shareholder" means the
    person who is a beneficial owner of shares held by a nominee as the record shareholder;
        (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;
        (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 48-23- 102 and who exercises that right when and in the manner required by Section Section 48-23-201--48-23-209;
        (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;
        (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;
        (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and
        (7) "Shareholder" means the record shareholder or the beneficial shareholder. [Acts 1986, ch. 887, Section 13.01.]

    48-23-102.        RIGHT TO DISSENT. -- (a) A shareholder is entitled to
    dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
        (1) Consummation of a plan of merger to which the corporation is a party:
              (A) If shareholder approval is required for the merger by Section 48-21-103 or the charter and the shareholder is entitled to vote on the merger; or
              (B) If the corporation is a subsidiary that is merged with its parent under Section 48-21-104;
        (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
        (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;
        (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:
              (A) Alters or abolishes a preferential right of the shares;
              (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;
              (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

              (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
              (E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under Section 48-16-104; or
        (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
        (b) A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
        (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended. [Acts 1986, ch. 887, Section 13.02.]

    48-23-103.        DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- (a) A
    record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of apartial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
        (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on his behalf only if:
        (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
        (2) He does so with respect to all shares of the same class of which he is the beneficial shareholder or over which he has power to direct the vote. [Acts 1986, ch. 887, Section 13.03.]

              PART 2-PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

    48-23-201.        NOTICE OF DISSENTERS' RIGHTS. -- (a) If proposed
    corporate action creating dissenters' rights under Section 48-23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.
        (b) If corporate action creating dissenters' rights under Section 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in
    Section 48-23-203.
        (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action. [Acts 1986, ch. 887, Section 13.20.]

    48-23-202.        NOTICE OF INTENT TO DEMAND PAYMENT. -- (a) If proposed
    corporate action creating dissenters' rights under Section 48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
        (1) Must deliver to the corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

        (2) Must not vote his shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by Section 48-23-201.
        (b) A shareholder who does not satisfy the requirements of subsection
    (a) is not entitled to payment for his shares under this chapter. [Acts 1986, ch. 887, Section 13.21.]

    48-23-203.        DISSENTERS' NOTICE. -- (a) If proposed corporate action
    creating dissenters' rights under Section 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 48-23-202.
        (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:
        (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
        (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
        (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;
        (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and
        (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to
    Section 48-23-201. [Acts 1986, ch. 887, Section 13.22.]

    48-23-204.        DUTY TO DEMAND PAYMENT. -- (a) A shareholder sent a
    dissenters' notice described in Section 48-23-203 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 48-23-203(b)(3), and deposit his certificates in accordance with the terms of the notice.
        (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.
        (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.
        (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto. [Acts 1986, ch. 887, Section 13.23.]

    48-23-205.        SHARE RESTRICTIONS. -- (a) The corporation may restrict
    the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under Section 48-23-207.
        (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action. [Acts 1986, ch. 887, Section 13.24.]

    48-23-206.        PAYMENT. -- (a) Except as provided in Section 48-23-208,
    as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with Section 48-23-204 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

        (b) The payment must be accompanied by:
        (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
        (2) A statement of the corporation's estimate of the fair value of the shares;
        (3) An explanation of how the interest was calculated;
        (4) A statement of the dissenter's right to demand payment under
            Section 48-23-209; and
        (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Section 48-23-201 or
    Section 48-23-203. [Acts 1986, ch. 887, Section 13.25.]

    48-23-207.        FAILURE TO TAKE ACTION. -- (a) If the corporation does
    not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certify, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
        (b) If after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under Section 48-23-203 and repeat the payment demand procedure. [Acts 1986, ch. 887, Section 13.26.]

    48-23-208.        AFTER-ACQUIRED SHARES. -- (a) A corporation may elect to
    withhold payment required by Section 48-23-206 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.
        (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair valueof the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 48-23-209. [Acts 1986, ch. 887, Section 13.27.]

    48-23-209.        PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR
    OFFER. -- (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Section 48-23-206), or reject the corporation's offer under Section 48-23-208 and demand payment of the fair value of his shares and interest due, if:
        (1) The dissenter believes that the amount paid under Section 48-23-206 or offered under Section 48-23-208 is less than the fair value of his shares or that the interest due is incorrectly calculated;
        (2) The corporation fails to make payment under Section 48-23-206 within two (2) months after the date set for demanding payment; or
        (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.
        (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for his shares. [Acts 1986, ch. 887, Section 13.28.]

                      PART 3-JUDICIAL APPRAISAL OF SHARES

    48-23-301.        COURT ACTION. -- (a) If a demand for payment under
    Section 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
        (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of thedomestic corporation merged with or whose shares were acquired by the foreign corporation was located.
        (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
        (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one
    (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
        (e) Each dissenter made a party to the proceeding is entitled to judgment:
        (1) For the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the corporation; or
        (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 48-23-208. [Acts 1986, ch. 887, Section 13.30.]

    48-23-302.        COURT COSTS AND COUNSEL FEES. -- (a) The court in an
    appraisal proceeding commenced under Section 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 48-23-209.
        (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
        (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Section Section 48-23-201 -- 48-23-209; or
        (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
        (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited. [Acts 1986, ch. 887, Section 13.31.]

                                                                     Annex B


MERCER CAPITAL

5860 Ridgeway Center Parkway, Suite 410
Memphis, Tennessee 38120-4048
Phone: (901) 685-2120
Telecopier: (901) 685-2199


                               October 12, 1995



The Board of Directors
c/o Mr. Charles Ennis, President
Wes-Tenn Bancorp, Inc.
200 West Washington Avenue
Covington, Tennessee 38019

Re: Preliminary Fairness Opinion Regarding the Proposed Acquisition of Wes-Tenn Bancorp, Inc. by BancorpSouth, Inc.

Dear Directors:

Mercer Capital Management, Inc. ("Mercer Capital") has been retained by the Board of Directors of Wes-Tenn Bancorp, Inc. ("WSTN") to issue a fairness opinion for the proposed merger between WSTN and BancorpSouth ("BOMS"). The fairness opinion is issued from a financial point of view on behalf of WSTN shareholders. A detailed discussion of the factors considered in rendering the opinion are addressed in the accompanying Fairness Memorandum.










                    AMERICA'S BUSINESS VALUATION RESOURCE

The Board of Directors
c/o Mr. Charles Ennis
October 12, 1995
Page two



Under the terms of the merger agreement, dated June 16, 1995, WSTN shareholders will receive 0.6296 shares of BOMS for each WSTN share as long as BOMS' share price is not less than $32.8738 per share or greater than $44.4763 per share.(1) The exchange ratio was based upon a negotiated price of $24.35 per WSTN share divided by the BOMS market price of $38.675 per share.(2) The negotiated price per WSTN share corresponds to 2.05 times adjusted book value of $11.88 per share at May 31, 1995, reflecting certain adjustments to reported book value as agreed by both parties. The exchange ratio may be adjusted as follows:


1. In the event that the calculated market price is less than $32.8738 per share, WSTN may, at its option and without penalty, terminate the Agreement unless BOMS agrees to recalculate the exchange ratio using the following formula for BOMS' stock price:

           $38.675 - ($32.8738 - Recalculated Price) = BancorpSouth Price; or

2. In the event that the calculated market price is greater than $44.4763 per share, BOMS may, at its option and without penalty, terminate the Agreement unless WSTN agrees to recalculate the exchange ratio using the following formula for BOMS' stock price:

           $38.675 + (Recalculated Price - $44.4763) = BancorpSouth Price;

The present exchange ratio implies that 1,586,096 BOMS shares will be issued for WSTN's 2,519,212 outstanding common shares. No fractional share, however will be issued. Instead, fractional shares will be converted into cash.




-------------------
(1) The market price for purposes of the closing will be based upon the average of the mid-point between each day's high "bid" and low "ask" price for the 20 trading days ending immediately prior to the closing date.

(2) BOMS' share price was derived by averaging the mid-point between each day's high "bid" and low "ask" price for the 20 trading days ended on June 13, 1995.

The Board of Directors
c/o Mr. Charles Ennis
October 12, 1995
Page three


Based upon BOMS' recent closing price of $40.00 per share, WSTN shareholders will receive consideration equal to $25.18 per WSTN share, while the aggregate consideration will total $63.4 million. The purchase price represents 204% of WSTN's reported book value of $12.35 per share as of June 30, 1995 and 19.5x WSTN's pro forma earnings of $1.29 per share for the twelve month period ended June 30, 1995.(3)

As part of the engagement, representatives of Mercer Capital visited with WSTN management in Covington and BOMS management in Tupelo, Mississippi. Factors considered in rendering the opinion include:

        1.      Terms of the Agreement and Plan of Merger ("the Agreement");

        2. An analysis of the BOMS acquisition pricing in relation to indications of fair market value of WSTN derived through considering comparable (guideline) transactions, discounted cash flow and earnings dilution analyses;

        3. An analysis of the estimated pro-forma changes in book value per share, earnings per share, dividends per share and overall ownership from the perspective of the WSTN shareholders;

        4. A review of BOMS' historical financial performance, historical stock pricing, the liquidity of its shares and current pricing in relation to other publicly traded bank holding companies based in the Mid-South;

        5.      Tax consequences of the merger for WSTN shareholders; and,

---------------------

(3) The Company's reported earnings were $1.38 per share for the twelve month period ended June 30, 1995 and included the results of West Tennessee Financial Corporation ("WTFC") since it was acquired on April 3, 1995. Pro forma earnings include the combined results of WSTN and WTFC as if the merger occurred prior to June 30, 1994. As shown in the S-4, pro forma earnings for the twelve month period ended June 30, 1995 are calculated by the following formula: [$1.38 per share (pro forma FY 94) + $0.66 per share (pro forma YTD @ 6/95) - $0.75 per share (pro forma YTD) @ 6/94) = $1.29 per share on pro forma basis versus $1.38 per share on a reported basis].

The Board of Directors
c/o Mr. Charles Ennis
October 12, 1995
Page four


        6. Restrictions (lack of) placed on BOMS shares received in the merger.

Mercer Capital did not compile nor audit WSTN's or BOMS' financial statements, nor have we independently verified the information reviewed. We have relied upon such information as being complete and accurate in all material respects. We have not made an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets of either institution.

Our opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed merger; nor have we expressed any opinion as to the prices at which any security of BOMS or WSTN might trade in the future.

Based upon our analysis of the proposed transaction, it is our opinion that the acquisition of Wes-Tenn Bancorp, Inc. by BancorpSouth is fair from a financial point of view for WSTN shareholders.

                                        Sincerely yours,

                                        MERCER CAPITAL MANAGEMENT, INC.


                                        /s/ J. Michael Julius
                                        ---------------------------
                                        J. Michael Julius, ASA, CFA
                                        Vice President


                                        /s/ Jeff K. Davis
                                        -----------------------
                                        Jeff K. Davis, ASA, CFA
                                        Vice President

PROSPECTUS


                                2,175,000 SHARES

                               BANCORPSOUTH, INC.

                                  COMMON STOCK

                              --------------------

         BancorpSouth, Inc. (the "Company"), a Mississippi corporation, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and a savings and loan holding company registered under the Savings and Loan Holding Company Act, as amended ("SLHCA"), may from time to time offer shares of common stock, par value $2.50 per share (the "BancorpSouth Common Stock"), in an aggregate amount of up to 2,175,000 shares, on terms to be determined at the time of such offering. The BancorpSouth Common Stock may be offered in such amounts, at such prices and on such terms to be set forth in a supplement to this Prospectus (a "Supplement").

         The BancorpSouth Common Stock is to be offered directly by the Company in connection with the acquisition of, or business combination with, certain banking or savings institutions. The specific terms under which the BancorpSouth Common Stock is being offered in connection with the delivery of this Prospectus will be set forth in the applicable Supplement and will include the specific number of shares of BancorpSouth Common Stock and the issuance price per share. BancorpSouth Common Stock may not be sold through this Prospectus without delivery of the applicable Supplement.


                              --------------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                              --------------------


                  THE DATE OF THIS PROSPECTUS IS JUNE 9, 1995

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Supervision and Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

DESCRIPTION OF BANCORPSOUTH COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Dividend Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Liquidation Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Preemptive Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Certain Anti-takeover Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         BancorpSouth Common Stock Purchase Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

                             --------------------

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of BancorpSouth Common Stock offered hereby or an offer to sell or a solicitation of an offer to buy such shares to any person, or the solicitation of a proxy from any person, in any jurisdiction in which such offer, solicitation of an offer or proxy solicitation is unlawful. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-4, including amendments thereto, if any, with respect to the BancorpSouth Common Stock (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). This Prospectus and any accompanying Supplement do not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference. For further information with respect to the Company and the BancorpSouth Common Stock, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as the following Commission Regional
Offices: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601-2511. Copies can be obtained by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
         The Company's Annual Report on Form 10-K for the period ending December 31, 1994, and Quarterly Report on Form 10-Q for the period ending March 31, 1995, are incorporated herein by reference.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF THESE DOCUMENTS IS AVAILABLE UPON REQUEST FROM CATHY M. ROBERTSON, CORPORATE SECRETARY, BANCORPSOUTH, INC., ONE MISSISSIPPI PLAZA, TUPELO, MISSISSIPPI 38801, (601) 681-2000.

                                  THE COMPANY


      The Company is a Mississippi corporation, a bank holding company and a savings and loan holding company, with commercial banking operations in Mississippi and Tennessee, and savings and loan operations in Mississippi. The principal executive offices of the Company are located at One Mississippi Plaza, Tupelo, Mississippi 38801, and its telephone number is (601) 680-2000.

SUPERVISION AND REGULATION

      The Company is a bank holding company registered under the BHCA and is subject to supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Federal Reserve Bank of St. Louis. The Company is also a savings and loan holding company registered under the SLHCA, and is subject to supervision by the Office of Thrift Supervision ("OTS") and the periodic reporting requirements of the OTS. Bank of Mississippi ("BOM") and Volunteer Bank ("Volunteer"), which are subsidiaries of the Company, are Mississippi and Tennessee state banks, respectively, and are subject to regulation by the banking regulatory agency in their respective state. The deposits of each of the Company's subsidiaries are insured by the Federal Deposit Insurance Corporation ("FDIC") and therefore each is subject to examination by the FDIC.

      Federal Reserve. The Company is required to file periodic reports and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve may also examine the Company and its subsidiaries.

      The BHCA requires Federal Reserve approval before the Company may acquire substantially all the assets of any bank if by the acquisition the Company would own or control more than 5% of the voting shares of the bank, or for a merger or consolidation with another bank holding company. The Company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") amended provisions of the BHCA to specifically authorize the Federal Reserve to approve an application by a bank holding company to acquire control of a savings association. FIRREA also authorized a bank holding company that controls a savings association to merge or consolidate the assets and liabilities of the savings association with, or transfer assets and liabilities to, any subsidiary bank which is a member of the Bank Insurance Fund ("BIF") with the approval of the appropriate federal banking agency and the Federal Reserve Board. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") further amended the BHCA to permit federal savings associations to acquire or be acquired by any insured depository institution. As a result of these provisions, there have been a number of acquisitions of savings associations by bank holding companies and other financial institutions in recent years.

      The Federal Reserve has adopted a risk-based capital adequacy assessment system for bank holding companies. Assets are weighted by a risk factor and a ratio is calculated by dividing qualifying capital by the risk-weighted assets. Tier I capital generally includes common stock and retained earnings. Total capital is comprised of Tier I capital and Tier II capital, which includes certain allowances for loan losses, certain subordinated debt and perpetual preferred stock.

      The Company is a legal entity which is separate and distinct from its subsidiaries. Federal law restricts extensions of credit by its subsidiaries to the Company or its affiliates. Dividends to stockholders of the Company may be paid only from dividends paid to the Company by its subsidiaries.

      CRA. The Community Reinvestment Act of 1977 ("CRA") and its implementing regulations are intended to encourage regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess CRA reports in connection with applications for establishment of domestic branches, acquisition of banks or mergers involving bank holding companies.

      FDIC. Deposits in each of the Company's subsidiaries are insured by the FDIC and, pursuant to provisions of the Federal Deposit Insurance Act ("FDIA"), any FDIC-insured subsidiary of the Company can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured subsidiary or any assistance by the FDIC to any commonly controlled FDIC-insured subsidiary in danger of default.

      FDICIA. FDICIA implemented a number of provisions applicable to insured banks and bank holding companies. Federal bank regulatory agencies are required to establish standards for safety and soundness of banks and bank holding companies relating to internal controls and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth and compensation. FDICIA also requires bank holding companies to guarantee compliance with any capital restoration plans entered into by a subsidiary bank and the FDIC. The activities of insured state banks, including non-subsidiary equity investment, is generally limited under the FDICIA to those permitted for national banks. FDICIA also requires regulations by federal banking agencies establishing minimum loan to value ratios for all real estate mortgage and construction loans. The FDICIA also requires regulations to limit risks posed by an insured bank's "exposure" to another bank. Exposure includes extension of credit, purchases of securities issued by the other bank or acceptance of securities issued by the other bank as collateral for an extension of credit. Regulations pursuant to FDICIA limit such exposure.

      Interstate Banking. In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") was enacted. Beginning September 29, 1995, IBBEA permits adequately capitalized and managed bank holding companies to acquire control of banks in states other than their home states, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. IBBEA permits states to continue to require that an acquired bank have been in existence for a certain minimum time period, which may not exceed five years. A bank holding company may not, following an interstate acquisition, control more than 10% of the nation's total amount of bank deposits or 30% of bank deposits in the relevant state (unless the state enacts legislation to raise the 30% limit). States retain the ability to adopt legislation to effectively lower the 30% limit. Beginning June 1, 1997, federal banking regulators may approve merger transactions involving banks located in different states, without regard to laws of any state prohibiting such transactions; except that, mergers may not be approved with respect to banks located in states that, prior to June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Federal banking regulators may permit an out-of-state bank to open new branches in another state if such state has enacted legislation permitting interstate branching. Affiliated institutions are authorized to accept deposits for existing accounts, renew time deposits, and close and service loans for affiliated institutions without being deemed an impermissible branch of the affiliate.

      OTS. The Company is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Company is required to register and file periodic reports with the OTS and is subject to regulation and examination by the OTS. As a federally-chartered savings association, Laurel Federal Savings and Loan Association ("Laurel Federal"), a subsidiary of the Company, is subject to extensive regulation by the OTS. Laurel Federal must file reports with the OTS concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other savings institutions. The regulatory structure gives the OTS extensive discretion in connection with its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

      State Banking Regulation. BOM is subject to supervision, regulation and examination by the Mississippi Department of Banking and Consumer Finance. Volunteer is subject to supervision, regulation and examination by the Tennessee Department of Financial Institutions. State regulations in Mississippi and Tennessee relate to such matters as loans, mortgages, consolidations, required reserves, allowable investments, issuance of securities, payment of dividends, establishment of branches, filing of periodic reports and other matters affecting the business of BOM and Volunteer.

                    DESCRIPTION OF BANCORPSOUTH COMMON STOCK


      The Company has authorized 500 million shares of BancorpSouth Common Stock, $2.50 par value.

DIVIDEND RIGHTS

      Holders of outstanding shares of BancorpSouth Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors of the Company, in its discretion, out of funds legally available therefor.

VOTING RIGHTS
      Holders of BancorpSouth Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company, including the election of directors, and do not have cumulative voting rights. Under the Mississippi Business Corporation Act, an affirmative vote of the majority of the stockholders present at a meeting is sufficient in order to take most stockholder actions. Certain extraordinary actions require greater percentages of affirmative stockholder votes, including an increase, without a recommendation by the Board of Directors of such increase, in the maximum number of members of the Board of Directors of the Company or an amendment or repeal of the anti-takeover provision described below.

LIQUIDATION RIGHTS

      In the event of the liquidation of the Company, the holders of BancorpSouth Common Stock are entitled to receive pro rata any assets distributed to stockholders with respect to their shares, after payment of all debts and payments to holders of preferred stock of the Company, if any.

PREEMPTIVE RIGHTS

      Holders of BancorpSouth Common Stock have no right to subscribe to additional shares of capital stock that may be issued by the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

      The Company's Restated Articles of Incorporation, as amended, generally require the affirmative vote of the holders of 80% of the outstanding shares of BancorpSouth Common Stock to approve (i) a merger or consolidation of the Company with, or (ii) a sale, exchange or lease of all or substantially all of the assets (as defined in the Restated Articles of Incorporation) of the Company to any person or entity, unless such transaction is approved by the Board of Directors of the Company.

      The Restated Articles of Incorporation of the Company also require the affirmative vote of the holders of 80% of the outstanding shares of the BancorpSouth Common Stock, and the affirmative vote of the holders of 67% of the shares of BancorpSouth Common Stock held by stockholders other than a Controlling Party (as defined below), for the approval or authorization of any merger, consolidation, sale, exchange or lease of all or substantially all of the assets of the Company if such transaction involves any stockholders "owning or controlling" 20% or more of the BancorpSouth Common Stock outstanding at the time of the proposed transaction (a "Controlling Party"). The terms "owning or controlling" are not defined in the Company's Restated Articles of Incorporation. Management of the Company assumes that such terms would be interpreted in accordance with the meaning of the term "beneficial ownership" under the Exchange Act; however, if is uncertain how such terms would be construed under the laws of the State of Mississippi or whether such terms would encompass the possession of a revocable proxy to direct the vote of shares of BancorpSouth Common Stock. However, these voting requirements are not applicable in transactions in which: (a) the cash or fair market value of the property, securities or other consideration to be received (which includes BancorpSouth Common Stock retained by the Company's existing stockholders in a transaction in which the Company is the surviving entity) per share by holders of BancorpSouth Common Stock in such transaction is not less than the highest per share price (with appropriate adjustments for recapitalizations, stock splits, stock dividends and distributions) paid by the Controlling Party in the acquisition of any of its holdings of the BancorpSouth Common Stock in the three years preceding the announcement of the proposed transaction, or (b) the transaction is approved by a majority of the Board of Directors of the Company.

      Neither of these provisions of the Restated Articles of Incorporation may be repealed or amended except by the affirmative vote of 80% of the total voting power of the Company.

BANCORPSOUTH COMMON STOCK PURCHASE RIGHTS
      Following stockholder approval of a Shareholder Rights Plan in April 1991, the Company issued one common stock purchase right (a "Right") for each issued and outstanding share of BancorpSouth Common Stock. Each Right attaches to and trades with each share of BancorpSouth Common Stock; provided, however, that the Rights will separate from the BancorpSouth Common Stock and be distributed upon the occurrence of certain events, including the acquisition of or tender for 20% or more of the outstanding shares of BancorpSouth Common Stock by any person (an "Acquiring Person") or if the Board of Directors of the Company determines that a person beneficially owning 10% or more of the outstanding shares of BancorpSouth Common Stock has become an "Adverse Person," as defined in the Shareholder Rights Plan.
      In the event that a person becomes an Acquiring Person or is declared an Adverse Person by the Board of Directors of the Company, then each Right will entitle the holder thereof to purchase one share of BancorpSouth Common Stock at 50% of the then current market price, subject to adjustments as described in the Shareholder Rights Plan. At any time after the aforementioned events, the Board of Directors of the Company may exchange each Right for one share of BancorpSouth Common Stock, subject to adjustment as described in the Shareholder Rights Plan. If an Acquiring Person effects certain transactions with the Company, including a merger, share exchange, or transfer of over 50% of the Company's assets or earning power, then each Right shall entitle the holder thereof to purchase a share of common stock of the Acquiring Person at 50% of the then current market price for such common stock. Shares of BancorpSouth Common Stock owned by an Acquiring Person or Adverse Person will not be entitled to exercise the Rights as set forth above.

      The Rights are redeemable at $.01 per Right at any time prior to the close of business on the tenth day after the public announcement that a person has become an Acquiring Person or been declared an Adverse Person by the Board of Directors of the Company. The Rights are not exercisable until the expiration of the applicable ten day period, and the Rights will expire at the close of business on April 24, 2001, unless earlier redeemed. The Board of Directors of the Company is entitled to interpret the provisions of the Shareholder Rights Plan, which may be amended in certain respects by the Board of Directors of the Company at any time.

                                 LEGAL MATTERS

      The validity of the shares of BancorpSouth Common Stock to be offered hereunder will be passed upon by Waller Lansden Dortch & Davis, Nashville, Tennessee, special counsel to the Company. Certain matters concerning this offering will be passed upon on behalf of the Company by Riley, Ford, Caldwell & Cork, P.A., Tupelo, Mississippi. Frank A. Riley, a shareholder of such firm, is a director of the Company.

                                    EXPERTS

      The Consolidated Financial Statements of the Company, as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.